Exhibit 2.3

CONFIDENTIAL

ASSET PURCHASE AGREEMENT

BETWEEN

HEALTH NET LIFE INSURANCE COMPANY

AND

PENNSYLVANIA LIFE INSURANCE COMPANY

Dated as of January 6, 2012

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1
1.1	Defined Terms	1
1.2	Certain Additional Definitions	9

ARTICLE II PURCHASE AND SALE OF ASSETS		10
2.1	Purchase and Sale of Assets	10
2.2	Excluded Assets	12

ARTICLE III ASSUMPTION AND RETENTION OF LIABILITIES		13
3.1	Assumed Liabilities	13
3.2	Retained Liabilities	14
3.3	Payments Intended for Other Party	15

ARTICLE IV CONSIDERATION		16
4.1	Purchase Price	16
4.2	Enrollee Number Purchase Price Adjustment	16
4.3	Post-Closing Financial Purchase Price Adjustments	17
4.4	Allocation of Purchase Price	19

ARTICLE V CLOSING		20
5.1	Closing Date	20
5.2	Closing Deliveries by Seller	20
5.3	Closing Deliveries by Purchaser	21

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF SELLER		21
6.1	Organization and Qualification	21
6.2	Authority; Authorization	21
6.3	No Conflict; Required Filings and Consents	22
6.4	Permits; Compliance with Laws	22
6.5	Financial Statements; Absence of Undisclosed Material Liabilities; Books and Records	24
6.6	Absence of Certain Changes or Events	25
6.7	Absence of Litigation	25
6.8	Medicare PDP Contract	25
6.9	Title to Assets	25
6.10	Tax Matters	25
6.11	Material Contracts	25
6.12	Privacy and Information Security	26
6.13	Policies and Procedures Related to PDP Business	26
6.14	Agreements with Brokers	27
6.15	No Finder’s Fee	27
6.16	No Additional Representations	27

ARTICLE VII REPRESENTATIONS AND WARRANTIES OF PURCHASER		28
7.1	Organization and Qualification	28

i

7.2	Authority; Authorization.	28
7.3	Permits; Compliance with Laws.	28
7.4	No Conflict; Required Filings and Consents.	28
7.5	No Finder’s Fee.	29
7.6	Disqualifying Background.	29
7.7	Purchaser Acknowledgement.	29
7.8	No Additional Representations.	29

ARTICLE VIII TRANSACTIONS AND CONDUCT OF BUSINESS PENDING THE CLOSING		29
8.1	Ordinary Course of Business.	29
8.2	No Solicitation.	31
8.3	Access to Information; Notification of Certain Matters.	31
8.4	Cooperation; HSR Act; PDP Contract Novation.	31
8.5	Public Announcements; Confidentiality.	33
8.6	Finalization and Execution of Transition Services Agreement.	33
8.7	Finalization and Execution of EGWP Services Agreement.	34
8.8	Finalization and Execution of Rebate Administration Agreement.	34
8.9	Termination of Reinsurance Agreements	34

ARTICLE IX CONDITIONS PRECEDENT TO PURCHASER’S OBLIGATIONS		34
9.1	Representations and Warranties.	34
9.2	Compliance with Agreement.	35
9.3	Notifications and Consents.	35
9.4	PDP Contract Novation.	35

ARTICLE X CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS		35
10.1	Representations and Warranties.	35
10.2	Compliance with Agreement.	35
10.3	Notifications and Consents.	36
10.4	PDP Contract Novation.	36

ARTICLE XI CERTAIN TRANSACTIONS AND OBLIGATIONS SUBSEQUENT TO CLOSING		36
11.1	Broker Contracts.	36
11.2	Certain Employees of Seller.	36
11.3	Mail and Communications.	37
11.4	Further Assurance of Cooperation.	37
11.5	Preauthorizations.	37
11.6	Maintenance of Corporate, Enrollee Care and Accounting Records.	37
11.7	Seller Restrictions.	38
11.8	Collection of Rebate Receivables Included in Assets.	38
11.9	Maintenance of Permits.	38
11.10	Post-Closing Cooperation and Assistance.	38
11.11	Certain Requirements Related to EGWP Contracts.	39

ARTICLE XII INDEMNIFICATION AND REMEDIES		39
12.1	Survival.	39
12.2	Indemnification Obligations of Seller.	40
12.3	Indemnification Obligations of Purchaser.	41
12.4	Procedures Relating to Indemnification for Third Party Claims.	41
12.5	Procedures Relating to Indemnification of Non-Third Party Claims.	43
12.6	Adjustments to Losses.	43
12.7	No Punitive Damages.	44
12.8	Termination of Indemnification.	44
12.9	Sole and Exclusive Remedy.	44

ARTICLE XIII TERMINATION		44
13.1	Termination.	44
13.2	Effect of Termination.	45

ARTICLE XIV ADDITIONAL AGREEMENTS		46
14.1	Expenses.	46
14.2	Transfer Taxes.	46
14.3	Entire Agreement; Amendment.	46
14.4	Assignment and Binding Effect.	46
14.5	Waiver.	46
14.6	Notices.	46
14.7	Severability.	48
14.8	Governing Law.	48
14.9	Third Party Beneficiary; No Benefit To Others.	48
14.10	Interpretation.	48
14.11	Schedules and Exhibits.	48
14.12	Counterparts.	49
14.13	Waiver of Jury Trial.	49
14.14	Jurisdiction; Venue; Service Of Process.	49
14.15	Construction.	50
14.16	Bulk Sale.	50

Exhibits

Exhibit A – Form of Assignment and Assumption Agreement

Exhibit B – Form of Bill of Sale

Exhibit C – Form of EGWP Services Agreement

Exhibit D – Form of Novation Agreement

Exhibit E – Form of Rebate Administration Agreement

Exhibit F – Form of Transition Services Agreement

Schedules

Schedule 1.1(a) – Knowledge of Purchaser

Schedule 1.1(b) – Knowledge of Seller

Schedule 2.1(a) – EGWP Contracts

Schedule 2.1(d) – Books and Records

Schedule 2.1(e) – Business Tangible Property

Schedule 4.3(d) – Examples of Purchase Price Adjustments

Schedule 4.4 – Allocation

Schedule 6.3(a) – Consents

Schedule 6.3(b) – Required Filings and Consents

Schedule 6.4 – Permits; Compliance with Laws

Schedule 6.5(a) – Financial Statements

Schedule 6.5(b) – Undisclosed Material Liabilities

Schedule 6.5(c) – Reinsurance Arrangements

Schedule 6.6 – Certain Changes or Events

Schedule 6.7 – Litigation

Schedule 6.8 – Material Restrictions

Schedule 6.11(b) – Material Contracts

Schedule 6.11(c) – Breach or Default of Material Contracts

Schedule 6.12 – Privacy and Information Security

Schedule 6.13 – Policies and Procedures Related to PDP Business

Schedule 7.3 – Permits; Compliance with Laws

Schedule 7.5 – Finder’s Fee

Schedule 9.3(b) – Notifications and Consents

Schedule 10.3(b) – Notifications and Consents

Schedule 11.2(a) – Transferred Employees

Schedule 11.11 – Certain Requirements Related to EGWP Contracts

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”), dated as of January 6, 2012 (the “Effective Date”), is by and between Health Net Life Insurance Company, a California corporation (“Seller”), and Pennsylvania Life Insurance Company, a Pennsylvania corporation (“Purchaser”). Seller and Purchaser are sometimes referred to herein collectively as the “Parties” and each as a “Party.”

RECITALS

A. Seller is a managed care organization that delivers managed health care services through health plans and government sponsored managed care plans. As one segment of its business, Seller maintains the certifications required to sponsor PDP Plans, is party to and performs its obligations under the Medicare PDP Contract, establishes, markets and maintains PDP Plans, and provides prescription drug benefits and services under such PDP Plans to approximately 350,000 individuals across the country (collectively, the “PDP Business”).

B. Upon the terms and conditions set forth herein, Seller desires to sell, transfer and assign to Purchaser, and Purchaser desires to purchase and acquire from Seller, substantially all of the assets, properties and rights of Seller used primarily or exclusively in the PDP Business, subject to the assumption by Purchaser of certain related liabilities and obligations of Seller, as set forth herein.

NOW, THEREFORE, in consideration of the premises, and of the mutual promises and covenants herein contained, the sufficiency of which are hereby acknowledged, and wishing to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms. As used in this Agreement, the following terms have the following meanings unless the context otherwise requires (such meanings to be equally applicable to both the singular and the plural forms of the terms defined):

“Acquired Business” means (i) any Person that issues, manages or administers any health insurance or health benefit plan or product in the United States that hereafter becomes an Affiliate of Seller pursuant to a stock or equity acquisition, merger, consolidation or other transaction and (ii) any business unit, segment or division of any such Person that hereafter is acquired by Seller or any Affiliate of Seller pursuant to an asset purchase or other transaction.

“Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement, to be entered into as of the Closing Date, by and between Purchaser and Seller, substantially in the form of Exhibit A annexed hereto.

“Bill of Sale” means the Bill of Sale, to be delivered by Seller as of the Closing Date, substantially in the form of Exhibit B annexed hereto.

“Broker” means any third party insurance agent, general agent, producer, broker or other Person engaged in the business of marketing and selling managed care and health insurance products for managed care organizations and health plans.

“Broker and ANOC Costs” means (i) all commissions (including overrides and bonuses) paid or owing to Brokers pursuant to Broker Contracts with respect to Enrollees, and (ii) all costs (including printing and mailing costs) paid or owing in connection with the preparation and distribution of annual enrollment packets and annual notice of change letters to Enrollees.

“Broker Contract” means any Contract between Seller or any of its Affiliates, on the one hand, and any Broker, on the other hand.

“Business Day” means any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in the State of California.

“Change of Control” means, with respect to a given Person, (i) the acquisition of ownership, directly or indirectly, beneficially or of record, in a transaction or series of transactions of equity securities in such Person representing more than fifty percent (50%) of either the aggregate voting power or the aggregate equity value represented by the issued and outstanding equity securities in such Person, whether pursuant to a merger, consolidation, reorganization (including the Bankruptcy Code of the United States of America), issuances of equity securities or otherwise, by any other Person or group of other Persons (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities and Exchange Act of 1934, as amended), (ii) a sale, assignment, transfer, contribution or other disposition, directly or indirectly, of all or substantially all of the property, business, or assets of such Person to any other Person or group of other Persons, or (iii) the dissolution or liquidation of such Person.

“Closing GM Net Assets” means the net book value of the Gross Margin Assets, as of the Closing Date, less the net book value of the Gross Margin Liabilities, as of the Closing Date, in each case, without duplication and net of all allowances and reserves, calculated in accordance with GAAP and consistent with the manner in which the Closing Statements are required to be prepared pursuant to Section 4.3(a). For the avoidance of doubt, if the net book value of such Gross Margin Liabilities exceeds the net book value of such Gross Margin Assets, the Closing GM Net Assets will be a negative number.

“Closing Pass Through Net Assets” means the net book value of the Pass Through CMS Assets, as of the Closing Date, less the net book value of the Pass Through CMS Liabilities, as of the Closing Date, in each case, without duplication and net of all allowances and reserves, calculated in accordance with GAAP and consistent with the manner in which the Closing Statements are required to be prepared pursuant to Section 4.3(a). For the avoidance of doubt, if the net book value of such Pass Through CMS Liabilities exceeds the net book value of such Pass Through CMS Assets, the Closing Pass Through Net Assets will be a negative number.

“Closing Pre-Paid Broker and ANOC Amount” means the unamortized net book value, as of the Closing Date, of all Broker and ANOC Costs paid or incurred by Seller and its Affiliates prior to the Closing Date with respect to the 2012 PDP Contract Year, regardless of whether such costs were paid or incurred in 2011 or 2012. The Closing Pre-Paid Broker and ANOC Amount shall be calculated in accordance with GAAP and consistent with the manner in which the Closing Statements are required to be prepared pursuant to Section 4.3(a), except that any of such costs that have not been paid as of the Closing Date shall be treated as if they were paid by Seller prior to the Closing Date.

“CMS” means the United States Centers for Medicare and Medicaid Services.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any legally binding contract, agreement, subcontract, indenture, note, bond, loan, instrument, lease, mortgage, franchise, license, contribution agreement, purchase order, sale order, understanding, arrangement or commitment, whether written or oral.

“Conveyance Documents” means the Bill of Sale, the Assignment and Assumption Agreement, the Novation Agreement and such other instruments of assignment, conveyance and assumption of the Assets and the Assumed Liabilities as Seller and Purchaser deem necessary to effect such assignment, conveyance and assumption, each in form and substance satisfactory to Seller and Purchaser and their respective counsel.

“Coverage Year” shall have the same meaning as in 42 CFR 423.308 (i.e., “the calendar year in which covered Part D drugs are dispensed if the claim for those drugs (and payment on the claim) is made not later than 3 months after the end of the year”).

“CSC Contract” means the Master Services Agreement between Health Net, Inc. and Computer Sciences Corporation dated April 3, 2009, as amended.

“EGWP Contracts” means the Contracts of Seller (or portions thereof) listed on Schedule 2.1(a) (as updated pursuant to Section 5.2(f)) pursuant to which Seller provides coverage under its Employer Group Waiver Prescription Drug Plans to Enrollees for and on behalf of customers of Seller and its Affiliates that offer “employer-sponsored group prescription drug plans” within the meaning of 42 CFR 423.454 to Part D eligible retirees. For the avoidance of doubt, EGWP Contracts shall not include any Contract of Seller (or portions thereof) pursuant to which Seller provides coverage under any benefit plan or product that is not an Employer Group Waiver Prescription Drug Plan (or part of an Employer Group Waiver Prescription Drug Plan), including a Medicare Advantage Plan or commercial plan that includes prescription drug coverage, such as a “wrap” plan, as a supplement to coverage provided under an Employer Group Waiver Prescription Drug Plan, even in cases where an Enrollee may receive an evidence of coverage that includes references to coverage under any such non-PDP Plan.

“EGWP Services Agreement” means the EGWP Services Agreement to be entered into as of the Closing Date by and between Purchaser and Seller, a working draft of which is attached hereto as Exhibit C and subject to further negotiation and finalization pursuant to Section 8.7, pursuant to which Purchaser will, from and after the Closing until December 31, 2016 (or such shorter period as Seller may elect), provide Medicare Part D prescription drug benefits and services under Employer Group Waiver Prescription Drug Plans of Purchaser or its Affiliates to individuals eligible for such benefits and services (whether as an employee, retiree or other beneficiary), for and on behalf of certain Seller-designated employer group health plan customers of Seller and its Affiliates.

“Employer Group Waiver Prescription Drug Plan” means a customized employer/union sponsored PDP Plan offered exclusively to an employer/union group health plan sponsor and which is enumerated in the CMS Health Plan Management System with identifiers in the 800s.

“Enrollees” means individuals enrolled as members or beneficiaries in any group or individual PDP Plan (including EGWP Contracts) established and maintained by Seller or any of its Affiliates pursuant to the Medicare PDP Contract. After the Closing, the term Enrollees also includes individuals enrolled as members or beneficiaries in any group or individual PDP Plan (including EGWP Contracts) maintained by Purchaser or any of its Affiliates pursuant to the Medicare PDP Contract.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any governmental or regulatory authority, entity, department, commission, board, agency or instrumentality, or any court, tribunal or judicial or arbitral body, whether domestic or foreign.

“Gross Margin Assets” means the Assets described in Sections 2.1(b) and 2.1(c) other than the Pass Through CMS Assets.

“Gross Margin Liabilities” means the Assumed Liabilities described in Sections 3.1(b), 3.1(c), 3.1(d) and 3.1(e) other than the Pass Through CMS Liabilities.

“IBNR” means incurred but not reported claims.

“Indemnified Party” means any Person having a claim for indemnification from an Indemnifying Party under Article XII.

“Indemnifying Party” means any Person against whom an Indemnified Party may make an indemnification claim under Article XII.

“Intellectual Property” means (a) copyrightable works, all copyrights and all applications, registrations and renewals thereof, (b) Marks and all applications, registrations and renewals thereof, (c) patents and patent applications, (d) inventions and invention disclosures, (e) proprietary formulations, know-how, confidential business information (including all formulas, compositions, inventions, processes and techniques, drawings and designs, technical data, customer and supplier data, pricing and cost information), trade secrets, and other technical information and technology, (f) all computer software (including data and related documentation), and (g) copies and tangible embodiments of any of the foregoing in whatever form or medium.

“Knowledge of Purchaser” and “to Purchaser’s Knowledge” and words of similar import mean those facts of circumstances that are actually known to the persons set forth on Schedule 1.1(a).

“Knowledge of Seller” and “to Seller’s Knowledge” and words of similar import mean those facts of circumstances that are actually known to the persons set forth on Schedule 1.1(b).

“Law” means any federal, state, foreign or local law, statute, ordinance, rule, regulation, Order or rule of common law.

“Liability” means any direct or indirect liability, indebtedness, claim, loss, damage, deficiency, assessment, penalty, obligation or responsibility of any kind or nature, whether fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, asserted or unasserted, due or to become due, accrued, absolute, known or unknown, contingent or otherwise.

“Lien” means any lien, encumbrance, pledge, security interest, mortgage, deed of trust or restriction on transfer of title or voting, except for any restrictions on transfer generally arising under applicable federal or state securities.

“Loss” means any Liability, litigation, action, proceeding, judgment, settlement, Tax, fee, cost or expense (including reasonable fees, disbursements and expenses of attorneys, accountants and other professional advisors and the costs of litigation) of any nature.

“Marks” means trade names, fictional business names, trade dress rights, registered and unregistered trademarks and service marks and logos, including any Internet domain names, and applications therefor, together with all translations, adaptations, derivations and combinations and like intellectual property rights.

“Medicare PDP Contract” means the Medicare Part D Prescription Drug Plan Contract (Contract Number S5678) between Seller and CMS, first entered into effective September 30, 2005, including (i) all renewals thereof (including the renewal for 2012 approved by CMS on August 31, 2011), (ii) all documents incorporated therein by reference (including the 2012 Solicitation for Applications for New Prescription Drug Plan (PDP) Sponsors (released on January 4, 2011)), (iii) all addenda thereto (including the Employer/Union-Only Group Part D Addendum pursuant to Subpart K of 42 CFR Part 423), and (iv) the Medicare Mark License Agreement entered into August 29, 2011 by and between CMS and Seller.

“Neutral Accounting Firm” means a nationally recognized independent accounting firm or actuarial consulting firm mutually acceptable to Seller and Purchaser; provided, however, if Seller and Purchaser are unable to agree on such firm, each of Seller and Purchaser shall select a nationally recognized independent accounting firm or actuarial consulting firm, which firms shall select a third nationally recognized independent accounting firm or actuarial consulting firm to act as the Neutral Accounting Firm.

“Non-Disclosure Agreement” means, collectively (i) Section 9 of the Prescription Benefit Services Agreement for Medicare Part D, dated July 9, 2007, as amended, by and between Health Net Pharmaceutical Services and CVS Caremark Part D Services, LLC; (ii) a letter agreement dated September 8, 2011, by and between Health Net, Inc. and CVS Caremark Corporation; and (iii) a letter agreement dated October 10, 2011, by and among CVS Caremark Corporation, Health Net, Inc., and Health Net Pharmaceutical Services.

“Non-Transaction Contract” means any Contract between Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, that is not a Transaction Document, including the PBM Agreement and the Pharmacy Claims Processing Services Agreement between Health Net Pharmaceutical Services, a California corporation, and CaremarkPCS Health, L.L.C., a Delaware limited liability company, dated as of September 2, 2003, as amended, modified or restated from time to time (including following the date hereof).

“Novation Agreement” means the Novation Agreement dated as of the Closing Date executed by Seller and Purchaser, substantially in the form of Exhibit D annexed hereto.

“Order” means any order, judgment, injunction, award, decree, stipulation, determination or writ of any Governmental Authority (but not including any Permit).

“Pass Through CMS Assets” means the following Assets described in Section 2.1(b): all receivables and rights to payments from CMS arising under the Medicare PDP Contract for or with respect to low income member cost sharing, catastrophic reinsurance settlements and coverage gap discounts.

“Pass Through CMS Liabilities” means the following Liabilities described in Sections 3.1(b) and 3.1(e): all accounts payable and Liabilities arising under the Medicare PDP Contract for or with respect to low income member cost sharing, catastrophic reinsurance settlements and coverage gap discounts.

“PBM Agreement” means the Prescription Benefit Services Agreement for Medicare Part D, by and between Health Net Pharmaceutical Services and Caremark Part D Services, L.L.C., dated as of July 9, 2007, as amended, modified or restated from time to time (including following the date hereof).

“PDP Plan” means a Voluntary Medicare Prescription Drug Plan offered pursuant to The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, enacted at Public Law 108-173 and codified at Social Security Act 1860D-1, et seq. For the avoidance of doubt, Medicare Advantage Prescription Drug (MA-PD) plans shall not constitute PDP Plans.

“Permit” means any permit, consent, license, registration or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law. For the avoidance of doubt, the Medicare PDP Contract shall not constitute a Permit.

“Permitted Lien” means (i) any Lien for Taxes not yet due or for Taxes that Seller is contesting in good faith through appropriate proceedings and as to which adequate reserves have been established under GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of Law with respect to an obligation or liability that is not yet due or payable, (iii) any minor imperfection of title or similar Lien that could not reasonably be expected to have a Seller Material Adverse Effect, (iv) any Lien created pursuant to any lease of property, and (v) any other Liens that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Pre-Closing Enrollee Number” means the number of individuals who will be Enrollees as of the Closing Date, as set forth in the most recent monthly membership report issued by CMS prior to the Closing Date.

“Pre-Closing PDP Pre-Tax Income” means an amount equal to (i) the sum of all revenues earned by Seller from and with respect to the operations of the PDP Business during the Pre-Closing Period (including all CMS subsidies, Enrollee premiums and manufacturer rebates with respect to the Pre-Closing Period), minus (ii) the sum of all direct costs and expenses incurred by Seller in connection with the operations of the PDP Business during the Pre-Closing Period (including all drug, pharmacy and pharmacy benefit management costs and expenses arising from prescriptions dispensed during the Pre-Closing Period) and minus (iii) the sum of all (direct and indirect) selling, general and administrative expenses incurred by Seller in connection with the operations of the PDP Business during the Pre-Closing Period (including depreciation and amortization), and in all cases excluding income Taxes and capital expenditures. The amounts specified in clauses (i), (ii) and (iii) of the preceding sentence shall be calculated on an accrual basis in accordance with GAAP and consistent with the manner in which the Closing Statements are required to be prepared pursuant to Section 4.3(a).

“Post-Closing Enrollee Number” means the number of individuals who were Enrollees as of the Closing Date, as set forth in the monthly membership report issued by CMS for the month that follows the month in which the Closing occurs (e.g., the May 2012 report if the Closing Date is April 1, 2012).

“Pre-Closing Period” means the period commencing January 1, 2012 and ending on the date that precedes the Closing Date.

“Pre-Tax Cash Flow” means an amount equal to the Pre-Closing PDP Pre-Tax Income amount minus the Closing GM Net Assets amount.

“Purchaser Material Adverse Effect” means any event or occurrence that is materially adverse to or could reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under the Transaction Documents, to timely consummate the Transactions, and to perform fully all of Purchaser’s obligations under the Medicare PDP Contract and all of the Assumed Liabilities from and after the Closing Date.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and its Affiliates’ respective directors, officers, employees, members, owners, partners, accountants, consultants, advisers, attorneys, agents and other representatives.

“Rebate Administration Agreement” means the Rebate Administration Agreement to be entered into as of the Closing Date by and between Purchaser and Seller, a working draft of which is attached hereto as Exhibit E and subject to further negotiation and finalization pursuant to Section 8.8, pursuant to which Seller will provide certain rebate contracting services to Purchaser for the PDP Business.

“Seller Material Adverse Effect” means any change, event, occurrence or development that is materially adverse to, or would reasonably be expected to have a materially adverse effect on (i) the PDP Business, the financial condition of the PDP Business or the results or operations of the PDP Business or (ii) Seller’s ability to perform its obligations under the Transaction Documents or to timely consummate the Transactions, in each case, except for any such changes, effects, events, occurrences or developments resulting from (A) the execution, announcement or performance of this Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with Enrollees, CMS, customers, suppliers, licensors, distributors, partners or employees, (B) changes in general economic or political conditions or the securities, credit, foreign exchange or financial markets in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise), (C) changes in conditions generally applicable to businesses in the same or similar industries as Seller, including (1) changes in Laws, guidelines or other requirements of any Governmental Authority generally applicable to such businesses or industries or (2) changes in GAAP or its application, (D) any hurricane, earthquake or other natural disasters, (E) the failure of Seller to meet projections or forecasts (it being understood that the underlying causes of any such failure may be taken into account in determining whether a Seller Material Adverse Effect has occurred so long as such underlying causes are not otherwise excluded pursuant to clauses (A), (B), (C), (D) or (F) of this definition) or (F) changes in currency exchange rates or commodities prices.

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, transfer gains, registration, value added, alternative or add-on minimum, privilege, ad valorem, estimated, or other tax of any kind whatsoever, including any interest, penalties or additions to tax attributable to any of the foregoing, whether disputed or not.

“Tax Return” means all federal, state, local and foreign tax and information returns, declarations, elections, statements, estimates and reports or schedules attached to any returns (or any combination or amendment of the foregoing) required to be supplied by a Person to any Governmental Authority in connection with Taxes and shall include a claim for refund of Taxes.

“Transactions” means the transactions contemplated by the Transaction Documents between Purchaser and Seller pursuant to which Purchaser shall acquire the Assets and assume the Assumed Liabilities, and Seller will provide certain transition services from and after the Closing Date.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the EGWP Services Agreement, the Rebate Administration Agreement, and the Conveyance Documents.

“Transition Services Agreement” means the Transition Services Agreement to be entered into as of the Closing Date by and between Purchaser and Seller, a working draft of which is attached hereto as Exhibit F and subject to further negotiation and finalization pursuant to Section 8.6, pursuant to which Seller agrees to provide to Purchaser certain services in accordance with the terms thereof.

“2012 PDP Contract Year” means the period commencing January 1, 2012 and ending December 31, 2012 and refers in particular to matters that accrue or arise under the Medicare PDP Contract during such time period.

“2012 Risk Adjuster Information” means the information regarding adjustments, reconciliations, settlements and the like received from or made available by CMS in or about July 2012 pursuant to 42 CFR Subpart G, with respect to the Medicare PDP Contract and the 2012 Contract Year.

1.2 Certain Additional Definitions As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective Sections of this Agreement set forth opposite each such term below:

Term	Section Reference
2010 Financial Statements	Section 6.5(a)
2011 Financial Statements	Section 6.5(a)
Agreement	Preamble
Allocation	Section 4.4(b)
Assets	Section 2.1
Assumed Liabilities	Section 3.1
Business Tangible Property	Section 2.1(e)
Chosen Court	Section 14.14
Claim Notice	Section 12.5
Closing	Section 5.1
Closing Date	Section 5.1
Closing Purchase Price	Section 4.1
Closing Statements	Section 4.3(a)
Effective Date	Preamble
Enforceability Exceptions	Section 6.2
Excluded Assets	Section 2.2
Fundamental Representations	Section 12.1
HIPAA	Section 6.12(a)
HSR Act	Section 6.3(b)
Indemnity Cap	Section 12.2(c)
Material Contracts	Section 6.11(a)
Necessary Permits	Section 6.4(a)
Party or Parties	Preamble
PDE	Section 2.1(b)
PDP Business	Recitals
PDP Contract Novation	Section 8.4(d)

Pre-2012 PDP Data and Records	Section 11.10(a)
Purchase Price	Section 4.1
Purchaser	Preamble
Purchaser Indemnified Parties	Section 12.2
Required Period	Section 11.6(b)
Retained Liabilities	Section 3.2
Seller	Preamble
Seller Indemnified Parties	Section 12.3
Terminating Purchaser Breach	Section 13.1(d)
Terminating Seller Breach	Section 13.1(c)
Termination Date	Section 13.1(b)(ii)
Termination Fee	Section 13.2(a)
Third-Party Claim	Section 12.4(a)
Transferred Employees	Section 11.2(a)

ARTICLE II

PURCHASE AND SALE OF ASSETS

2.1 Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall transfer, sell, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to the following assets, rights and properties, whether tangible or intangible, and wherever located (but in all cases excluding the Excluded Assets) as and to the extent existing on the Closing Date (collectively, the “Assets”):

(a) PDP Contract Rights. All of Seller’ rights and interests under the Medicare PDP Contract and the EGWP Contracts (subject to the terms of the EGWP Services Agreement) to the extent arising or accruing with respect to the 2012 or any subsequent Coverage Years;

(b) CMS Payments. All receivables and rights to payment from CMS pursuant to 42 CFR Part 423, Subpart G (Payments to Part D Plan Sponsors for Qualified Prescription Drug Coverage) arising or accruing under the Medicare PDP Contract with respect to the 2012 or any subsequent Coverage Years, including (by way of example) Prescription Drug Event (“PDE”) reconciliations, low income member cost sharing and catastrophic reinsurance settlements, risk sharing settlements, CMS risk adjuster settlements, CMS membership discrepancy adjustments, and CMS coverage gap discounts;

(c) Specified Receivables and Payment Rights. The following receivables and payment rights:

(i) all receivables and rights to payments with respect to CMS subsidies and Enrollee premiums and cost sharing arising or accruing under the Medicare PDP Contract with respect to the 2012 or any subsequent Coverage Years;

(ii) all receivables and rights to payment (including Enrollee premiums) arising or accruing under the EGWP Contracts with respect to the 2012 or any subsequent Coverage Years;

(iii) all receivables and rights to payment for or with respect to manufacturer rebates arising from prescriptions dispensed to Enrollees under the Medicare PDP Contract during the portion of the 2012 Coverage Year that occurs prior to the Closing Date;

(iv) all receivables and rights to payment from pharmacies, pharmacy benefit management vendors, CMS and other third parties on account of coordination of benefits, claims corrections, plan-to-plan and other reconciliations and adjustments arising or accruing under the Medicare PDP Contract with respect to the 2012 or any subsequent Coverage Years (excluding any additional drug pricing or other discounts that will take effect with respect to the 2012 Coverage Year under the PBM Agreement); and

(v) all other receivables and rights to payment arising or accruing solely or exclusively in connection with the operation of the PDP Business with respect to the portion of the 2012 Coverage Year that occurs prior to the Closing Date and that would be included in the computation of “gross margin” under GAAP.

(d) Books and Records. All books and records maintained by or on behalf of Seller or any Affiliate of Seller, each specifically for and with respect to the PDP Business including (x) all books and records reasonably required for Seller to operate the PDP Business in accordance with the Medicare PDP Contract, applicable Law, the requirements set forth in this Agreement, and the requirements set forth in the Novation Agreement or as otherwise imposed by any Governmental Authority in connection therewith and (y) all other books and records reasonably required by Purchaser in connection with its 2013 bid under the Medicare PDP Contract including those items listed on Schedule 2.1(d) hereto (which shall be provided on the date specified therein); provided, however, that (i) such books and records will be provided to Purchaser only in accordance with and to the extent permitted under applicable Law and will not include any personally identifiable health records relating to former Enrollees except to the extent required in connection with clause (x) above, (ii) Purchaser’s rights to use such books and records shall be subject to any reasonable limitations required in order to comply with applicable Law, (iii) Seller shall be permitted to retain copies of all such books and records, and (iv) to the extent that any books and records maintained by Seller relate to the PDP Business but do not solely relate to the PDP Business, the Assets shall only include the portion of such books and records that relates specifically to the PDP Business;

(e) Tangible Property. The furniture, equipment, computers, office equipment, supplies and other tangible property described on Schedule 2.1(e) (the “Business Tangible Property”); and

(f) Goodwill. All goodwill associated with the PDP Business and the Enrollees.

2.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, all properties, rights and assets of Seller not expressly described as part of the Assets in Section 2.1 (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder, are excluded from the Assets and shall remain the property of Seller after the Closing. The Excluded Assets include the following:

(a) Cash. All cash and cash equivalents or similar investments (including all CMS subsidies, Enrollee premiums and other amounts paid to Seller or any of its Affiliates prior to the Closing Date under the Medicare PDP Contract or the EGWP Contracts or otherwise in connection with the operation of the PDP Business, regardless of whether the obligations giving rise to such payments arose prior to or on or after January 1, 2012);

(b) PDP Contract Rights. All of Seller’ rights and interests under the Medicare PDP Contract and the EGWP Contracts to the extent arising or accruing with respect to the 2011 or any prior Coverage Years;

(c) CMS Payments. All receivables and rights to payment from CMS pursuant to 42 CFR Part 423, Subpart G (Payments to Part D Plan Sponsors for Qualified Prescription Drug Coverage) arising or accruing under the Medicare PDP Contract with respect to the 2011 or any prior Coverage Years, including (by way of example) PDE reconciliations, low income member cost sharing and catastrophic reinsurance settlements, risk sharing settlements, CMS risk adjuster settlements, CMS membership discrepancy adjustments, and CMS coverage gap discounts;

(d) Specified Receivables and Payment Rights. The following receivables and payment rights:

(i) all receivables and rights to payments with respect to CMS subsidies and Enrollee premiums and cost sharing arising or accruing under the Medicare PDP Contract with respect to the 2011 or any prior Coverage Years;

(ii) all receivables and rights to payment (including Enrollee premiums) arising or accruing under the EGWP Contracts with respect to the 2011 or any prior Coverage Years;

(iii) all receivables and rights to payment for or with respect to manufacturer rebates arising from prescriptions dispensed to Enrollees under the Medicare PDP Contract for the 2011 or any prior Coverage Years;

(iv) except as may otherwise be agreed by the Parties pursuant to Section 8.4(e), all receivables and rights to payment from performance, service level or pricing guarantees under vendor contracts (including the CSC Contract and the PBM Agreement) with respect to prescriptions dispensed to Enrollees under the Medicare PDP Contract prior to the Closing Date;

(v) all receivables and rights to payment from pharmacies, pharmacy benefit management vendors, CMS and other third parties on account of coordination of benefits, claims corrections, plan-to-plan and other reconciliations and adjustments arising or accruing under the Medicare PDP Contract with respect to the 2011 or any prior Coverage Years; and

(vi) all other receivables and rights to payment of Seller arising or incurred under the operation of the PDP Business with respect to the 2011 or any prior Coverage Years;

(e) Receivables. All receivables of Seller not described or included in Section 2.1(a), 2.1(b), 2.1(c), or 2.1(d);

(f) Contracts. All Contracts to which Seller or any of its Affiliates is a party, including all Broker Contracts and all Contracts with manufacturers of pharmaceuticals and all rights thereunder (except as set forth in Section 2.1(c)(iii) and subject to the Rebate Administration Agreement), but excluding the Medicare PDP Contract and the EGWP Contracts to the extent set forth in Section 2.1 and, if so agreed by the Parties pursuant to Section 8.4(e), the CSC Contract;

(g) Books and Records. Except for the books and records described in Section 2.1(d), all books, records, accounts, ledgers, files, documents, correspondence, studies, reports and other printed or written materials of Seller and its Affiliates;

(h) Tangible Property. All personal and tangible property other than the Business Tangible Property;

(i) Claims; Prepaid Charges. Except to the extent directly arising from the rights and interests specifically set forth in Section 2.1(a), 2.1(b), 2.1(c) and 2.1(f), all claims, demands, deposits, refunds, rebates, causes of action, choses in action, rights of recovery, rights of set-off and rights of recoupment, all claims for refunds or rebates of Taxes (and other governmental charges) related to periods ending prior to the Closing Date;

(j) Intellectual Property. All Intellectual Property of Seller and its Affiliates;

(k) Permits. All Permits of Seller and its Affiliates;

(l) Insurance Policies. All insurance policies that provide coverage to Seller or its Affiliates and all rights of every nature (including proceeds) under or arising out of such policies; and

(m) Rights under Agreement. All rights of Seller under this Agreement, any other Transaction Document or the Transactions.

ARTICLE III

ASSUMPTION AND RETENTION OF LIABILITIES

3.1 Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, except to the extent paid, performed or discharged by Seller prior to the Closing, Purchaser shall assume and thereafter shall pay, perform and discharge when due the following Liabilities of Seller (collectively, the “Assumed Liabilities”):

(a) All Liabilities arising or accruing under the Medicare PDP Contract and the EGWP Contracts (subject to the terms of the EGWP Services Agreement) with respect to the 2012 or any subsequent Coverage Years, including the provision of coverage and services to Enrollees thereunder with respect to the 2012 and all subsequent Coverage Years, and all other Liabilities required to be assumed by Purchaser under applicable Law in connection with the PDP Contract Novation or otherwise assumed by Purchaser pursuant to the Novation Agreement;

(b) All payments due and Liabilities pursuant to 42 CFR Part 423, Subpart G (Payments to Part D Plan Sponsors for Qualified Prescription Drug Coverage) arising or accruing under the Medicare PDP Contract with respect to the 2012 or any subsequent Coverage Years, including with respect to PDE reconciliations, low income member cost sharing and catastrophic reinsurance settlements, risk sharing settlements, CMS risk adjuster settlements and CMS membership discrepancy adjustments;

(c) All payments and Liabilities owing to Enrollees, including Enrollee premium refunds, Enrollee credit balances and cost sharing arising or accruing under the Medicare PDP Contract with respect to the 2012 or any subsequent Coverage Years;

(d) All payments due and Liabilities with respect to manufacturer rebates arising from prescriptions dispensed to Enrollees under the Medicare PDP Contract during the 2012 Coverage Year, including as set forth in and subject to the Rebate Administration Agreement;

(e) All payments due and Liabilities (including claims corrections) owing to, claims (including IBNR) of, pharmacies, pharmacy benefit management vendors, CMS and other third parties arising or accruing under the Medicare PDP Contract (including the EGWP Contracts) with respect to the 2012 or any subsequent Coverage Years; and

(f) All Broker renewal commissions due to Brokers in good standing under applicable Law for 2012 and subsequent Coverage Year Enrollee renewals and Broker and ANOC Costs on account of Enrollees as required under the Medicare PDP Contract or applicable Law, including CMS requirements, to the extent such amounts are incurred or accrue on or after the Closing Date, but excluding any such commissions owing on account of or in relation to Enrollee renewals under any Employer Group Waiver Prescription Drug Plan. For the avoidance of any doubt, this Section 3.1(f) shall include the obligation to pay all renewal commissions that would have been payable under the Broker Contracts in effect as of the Closing Date to Brokers by Seller or its Affiliates on account of Enrollee renewals for the 2012 and subsequent Coverage Years had the Parties not completed the Transactions (excluding renewal commissions owing on account of or in relation to Enrollee renewals under any Employer Group Waiver Prescription Drug Plan). Purchaser shall not be deemed to have assumed any other obligation of Seller to any Broker, including any obligation to allow Brokers to market any PDP Plan or Employer Group Waiver Prescription Drug Plan or to pay any other commissions other than the renewal commissions described above.

3.2 Retained Liabilities. Purchaser shall not assume or otherwise be responsible for any of the Retained Liabilities by reason or operation of this Agreement. “Retained Liabilities” shall mean every Liability of Seller other than the Assumed Liabilities, including:

(a) All Liabilities under the Medicare PDP Contract and the EGWP Contracts arising or accruing with respect to the 2011 or any prior Coverage Years, including the provision of coverage and services to Enrollees thereunder with respect to the 2011 or any prior Coverage Years;

(b) All payments due and Liabilities arising pursuant to 42 CFR Part 423, Subpart G (Payments to Part D Plan Sponsors for Qualified Prescription Drug Coverage) arising or accruing under the Medicare PDP Contract with respect to the 2011 or any prior Coverage Years, including with respect to PDE reconciliations, low income member cost sharing and catastrophic reinsurance settlements, risk sharing settlements, CMS risk adjuster settlements and CMS membership discrepancy adjustments;

(c) All payments and Liabilities owing to Enrollees, including Enrollee premium refunds, Enrollee credit balances and cost sharing arising or accruing under the Medicare PDP Contract with respect to the 2011 or any prior Coverage Years;

(d) All payments due and Liabilities with respect to manufacturer rebates arising from prescriptions dispensed to Enrollees under the Medicare PDP Contract during the 2011 or any prior Coverage Years;

(e) All payments due and Liabilities (including claims corrections) owing to, claims (including IBNR) of, pharmacies, pharmacy benefit management vendors, CMS and other third parties with respect to prescriptions dispensed to Enrollees under the Medicare PDP Contract (including the EGWP Contracts) during the 2011 or any prior Coverage Years;

(f) Any and all Liabilities of Seller for Taxes, other than as provided in Section 14.2;

(g) Except as may otherwise be agreed by the Parties pursuant to Section 8.4(e), all payments due and Liabilities under the CSC Contract;

(h) All obligations to Brokers and all obligations arising pursuant to Broker Contracts (other than renewal commissions assumed by Purchaser pursuant to Section 3.1(f)), and all obligations to pay Broker and ANOC Costs that were incurred or accrued prior to the Closing Date, including all such costs included in the Closing Pre-Paid Broker and ANOC Amount; and

(i) Any and all Liabilities owing in connection with the matter described under the heading “Litigation and Investigations Related to Unaccounted-for Server Drives” in Note 8 to the consolidated financial statements included in Health Net, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 and filed with the United States Securities and Exchange Commission on November 8, 2011.

3.3 Payments Intended for Other Party. To the extent that, after the Closing Date, Purchaser receives any payment constituting an Excluded Asset, Purchaser shall pay such amount to Seller. To the extent that, on or after the Closing Date, Seller receives any payment constituting an Asset, Seller shall pay such amount to Purchaser. Any payment to be made pursuant to this Section 3.3 shall be made promptly and, if so requested by a receiving Party, by wire transfer of immediately available funds to the account designated in writing by the receiving Party to the paying Party. Each paying Party shall provide written notice to the other Party of any payment made pursuant to this Section 3.3 when such payment is made.

3.4 Payments Owed by the Other Party. To the extent that, after the Closing Date, Purchaser is obligated to pay and pays any amount constituting a Retained Liability, Seller shall pay and reimburse such amount to Purchaser. To the extent that, on or after the Closing Date, Seller is obligated to pay and pays any amount constituting an Assumed Liability, Purchaser shall pay and reimburse such amount to Seller. Any payment to be made pursuant to this Section 3.4 shall be made promptly and, if so requested by a receiving Party, by wire transfer of immediately available funds to the account designated in writing by the receiving Party to the paying Party. Each paying Party shall provide written notice to the other Party of any payment made pursuant to this Section 3.4 when such payment is made.

ARTICLE IV

CONSIDERATION

4.1 Purchase Price. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall, as consideration for the purchase of the Assets pursuant to Section 2.1, (i) pay to Seller in accordance with Section 5.3(a) a purchase price equal to the Pre-Closing Enrollee Number multiplied by $400.00 (the “Purchase Price”), and (ii) assume the Assumed Liabilities as provided in Section 3.1. The Purchase Price is subject to adjustment following the Closing in accordance with Sections 4.2 and 4.3. The “Closing Purchase Price” means the amount of the Purchase Price specified in clause (i) of this Section 4.1 prior to taking into account any post-Closing adjustments.

4.2 Enrollee Number Purchase Price Adjustment.

(a) As promptly as practicable after the issuance of the CMS monthly membership report for the Medicare PDP Contract for the month that follows the month in which the Closing Date occurs (i.e., the May 2012 report if the Closing Date is April 1, 2012), the Purchase Price shall be subject to adjustment as follows:

(i) If the Post-Closing Enrollee Number is greater than the Pre-Closing Enrollee Number, then the Purchase Price shall be increased by an amount equal to $400.00 multiplied by the amount of such excess;

(ii) If the Post-Closing Enrollee Number is less than Pre-Closing Enrollee Number, the Purchase Price shall be reduced by an amount equal to $400.00 multiplied by the amount of such shortfall; and

(iii) If the Post-Closing Enrollee Number is equal to the Pre-Closing Enrollee Number, there shall be no adjustment to the Purchase Price under this Section 4.2.

(b) If Section 4.2(a) results in an increase in the Purchase Price, Purchaser shall pay to Seller, as an addition to the Purchase Price, an amount equal to such increase; and if Section 4.2(a) results in an reduction in the Purchase Price, Seller shall pay to Purchaser, as a reduction in the Purchase Price, an amount equal to such reduction. Any payment required under this Section 4.2(b) shall be made by wire transfer of immediately available funds to an account designated by the receiving Party within ten (10) Business Days after the Post-Closing Enrollment Number has been determined.

4.3 Post-Closing Financial Purchase Price Adjustments. In addition to the adjustment provided for in Section 4.2, the Purchase Price shall be subject to further adjustment after the Closing as follows:

(a) Within five (5) Business Days of Purchaser’s receipt of the 2012 Risk Adjuster Information from CMS, Purchaser shall deliver a complete copy of such 2012 Risk Adjuster Information to Seller. Not later than the later of July 31, 2012, thirty (30) days following the Closing Date, or the fifteenth (15th) Business Day after the 2012 Risk Adjuster Information is received by Seller pursuant to the previous sentence, Seller will prepare and deliver to Purchaser (i) an income statement for the PDP Business for the Pre-Closing Period, and (ii) a statement of the Assets and the Assumed Liabilities as of 12:01 a.m. in Washington, D.C. on the Closing Date (such statements, the “Closing Statements”). The Closing Statements shall include Seller’s computation in reasonable detail of (1) the Closing GM Net Assets (which shall be based on the assets and liabilities statement included in the Closing Statements), (2) the Closing Pass Through Net Assets (which shall be based on the assets and liabilities statement included in the Closing Statements), (3) the Pre-Closing PDP Pre-Tax Income (which shall be based on the income statement included in the Closing Statements), and (4) the Closing Pre-Paid Broker and ANOC Amount and an itemization of all Broker and ANOC Costs included in such amount. The Closing Statements shall be prepared on an accrual basis in accordance with GAAP applied in a manner consistent with Seller’s past practices, including in a manner consistent with the policies, methodologies and principles used by Seller to prepare the 2011 Financial Statements. For the avoidance of doubt, the Closing Statements shall be prepared without regard to the reinsurance agreement described on Schedule 6.5(c) and in particular without regard to any accruals, payments or receipts under or pursuant to such reinsurance agreement. In addition, with respect to all entries, accruals, estimates and reserves for or applicable to CMS risk adjuster settlements, the Closing Statements shall be prepared on a basis that is consistent with the 2012 Risk Adjuster Information.

(b) If Purchaser disagrees with Seller’s computation of the Closing GM Net Assets, the Closing Pass Through Net Assets, the Pre-Closing PDP Pre-Tax Income and/or the Closing Pre-Paid Broker and ANOC Amount as shown on the Closing Statements, Purchaser shall notify Seller in writing of such disagreement within forty-five (45) days after Seller’s delivery of the Closing Statements, which notice shall describe the nature of any such disagreement in reasonable detail, identify the specific items involved and the dollar amount of each such disagreement and provide reasonable supporting documentation for each such disagreement. If Purchaser delivers to Seller a notice accepting the Closing Statements, or Purchaser does not deliver a written objection to the Closing Statements within such forty-five (45) day period, then, effective as of either the date of delivery of such notice of acceptance or upon the expiration of such forty-five (45) day period, the Closing Statements (including Seller’s computation of the Closing GM Net Assets, the Closing Pass Through Net Assets, the Pre-Closing PDP Pre-Tax Income and Closing Pre-Paid Broker and ANOC Amount) shall be deemed to be accepted and agreed to by Purchaser. During the forty-five (45) day period of its review, Seller shall provide Purchaser with reasonable access to any books, records, documents, schedules or work papers used in or relevant to the preparation of the Closing Statements.

(c) Seller and Purchaser shall negotiate in good faith to resolve any and all disagreements with respect to the Closing Statements and the Closing GM Net Assets, the Closing Pass Through Net Assets, the Pre-Closing PDP Pre-Tax Income and the Closing Pre-Paid Broker and ANOC Amount. If Seller and Purchaser are unable to resolve all disagreements identified by Purchaser pursuant to Section 4.3(b) within twenty (20) days after delivery to Seller of written notice of such disagreement, then such disagreements shall be submitted for final and binding resolution to the Neutral Accounting Firm. The Neutral Accounting Firm shall only consider those items and amounts set forth in the Closing Statements as to which Seller and Purchaser have disagreed and must resolve the matter in accordance with the terms and provisions of this Agreement and shall deliver to Purchaser and Seller, as promptly as practicable and in any event within thirty (30) days after its appointment, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement; provided, that the dollar amount of each item in dispute shall be determined within the range of the respective dollar amounts proposed by Seller and Purchaser. The Neutral Accounting Firm shall make its determination based solely on presentations and supporting material provided by Seller and Purchaser (each of whom agree to cooperate and deliver all information reasonably requested by the Neutral Accounting Firm without delay) and not pursuant to any independent review. The determination of the Neutral Accounting Firm shall be final and binding upon Seller and Purchaser. Judgment may be entered upon the determination of the Neutral Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced. Seller shall be responsible for that fraction of the fees, expenses and costs of the Neutral Accounting Firm as is equal to (i) the absolute value of the difference between Seller’s aggregate position with respect to items in dispute submitted to the Neutral Accounting Firm and the Neutral Accounting Firm’s final determination with respect to such disputed amounts over (ii) the absolute value of the difference between Purchaser’s aggregate position with respect to such disputed amounts and Seller’s position with respect to such disputed amounts, and Purchaser shall be responsible for the remainder of such fees, expenses and costs of the Neutral Accounting Firm.

(d) After the Closing GM Net Assets, the Closing Pass Through Net Assets, the Pre-Closing PDP Pre-Tax Income and the Closing Pre-Paid Broker and ANOC Amount have each been finally determined in accordance with Sections 4.3(a)-(c), the Purchase Price shall be adjusted as follows:

(i) If the Pre-Tax Cash Flow amount is less than negative $20,000,000 (i.e., reflects a loss of more than $20,000,000), the Purchase Price shall be increased, on a dollar-for-dollar basis, by the amount by which the absolute value of the Pre-Tax Cash Flow amount exceeds $20,000,000. If the Pre-Tax Cash Flow amount is greater than negative $20,000,000 (e.g., a loss of $19,000,000), the Purchase Price shall be reduced, on a dollar-for-dollar basis, by the amount by which of the Pre-Tax Cash Flow amount is greater than negative $20,000,000. If the Pre-Tax Cash Flow amount is equal to negative $20,000,000 (i.e., a loss of $20,000,000), there shall be no adjustment to the Purchase Price under this clause (i);

(ii) If the Closing Pass Through Net Assets amount is a positive number, the Purchase Price shall be increased, on a dollar-for-dollar basis, by an amount equal to the Closing Pass Through Net Assets amount. If the Closing Pass Through Net Assets amount is a negative number, the Purchase Price shall be reduced, on a dollar-for-dollar basis, by an amount equal to the absolute value of the Closing Pass Through Net Assets amount. If the Closing Pass Through Net Assets amount is equal to zero, there shall be no adjustment to the Purchase Price under this clause (ii); and

(iii) The Purchase Price shall be increased, on a dollar-for-dollar basis, by an amount equal to the Closing Pre-Paid Broker and ANOC Amount.

Schedule 4.3(d) sets forth various illustrative examples of the Parties’ intent with respect to the proper application of this Section 4.3(d).

(e) If the combined, net amount of the adjustments to the Purchase Price under clauses (i), (ii) and (iii) of Section 4.3(d) results in an increase in the Purchase Price, Purchaser shall pay to Seller, as an addition to the Purchase Price, an amount equal to such increase; and (ii) if the combined, net amount of such adjustments results in an reduction in the Purchase Price, Seller shall pay to Purchaser, as a reduction in the Purchase Price, an amount equal to such reduction. Any payment required under this Section 4.3(e) shall be made by wire transfer of immediately available funds to an account designated by the receiving Party within five (5) Business Days after the final determination of the Closing GM Net Assets, the Closing Pass Through Net Assets, the Pre-Closing PDP Pre-Tax Income and the Closing Pre-Paid Broker and ANOC Amount.

4.4 Allocation of Purchase Price.

(a) The consideration (within the meaning of Section 1060 of the Code) paid by Purchaser hereunder shall be allocated in accordance with the schedule set forth on Schedule 4.4, which the parties agree and acknowledge has been prepared on the basis of principles that include the following: (i) the transaction set forth in this Agreement is an acquisition of a trade or business within the meaning of Section 1060 of the Code, (ii) Class V assets (receivables, PPE and other Assets that are not Class VI and Class VII assets) shall be valued based on their net book value as of the Closing Date, (iii) insurance in force, a Class VI intangible asset, shall have a value of $1,000,000, and (iv) all other Class VI and Class VII assets shall have a value equal to the residual amount of the consideration. If the Purchase Price is adjusted pursuant to Sections 4.2 and/or 4.3 or an indemnification payment is made pursuant to Article XII, Schedule 4.4 shall be revised to reflect such adjustment or payment in accordance with the nature of each such adjustment or payment. Furthermore, Schedule 4.4 will be adjusted to reflect the Assets and Assumed Liabilities as of the Closing Date consistent with the methodology used to prepare Schedule 4.4. All adjustments pursuant to this Section 4.4(a) will be made in good faith by written agreement of the Parties

(b) Purchaser and Seller will each report the federal, state and local income and other tax consequences of the purchase and sale contemplated hereby in a manner consistent with the allocation of the Purchase Price and Assumed Liabilities among the Assets set forth in Schedule 4.4 (the “Allocation”), including, if applicable, the preparation and filing of Forms

8594 under Section 1060 of the Code (or any successor form or successor provision of any future tax law) with their respective federal income Tax Returns for the taxable year which includes the Closing Date. Each of the Parties shall not, and shall not permit any of its Affiliates to, take a position (except as required pursuant to any Order) on any Tax Return, or before any Taxing Authority or in any judicial proceeding to the extent Tax issues are raised, that is in any way inconsistent with the Allocation.

ARTICLE V

CLOSING

5.1 Closing Date. Subject to the satisfaction or waiver of the conditions set forth in Article IX and Article X, the closing of the Transactions (the “Closing”) shall take place at the offices of Crowell & Moring LLP, 1001 Pennsylvania Ave., N.W., Washington, DC 20004, on the first day of a calendar month provided that, unless otherwise agreed by the Parties, the Closing shall not occur prior to the third (3rd) Business Day after the date on which all of the conditions set forth in Article IX and Article X (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) have been satisfied or waived. The date on which the Parties consummate the Transactions is referred to herein as the “Closing Date.” The Closing will be deemed effective at 12:01 a.m. in Washington, D.C. on the Closing Date.

5.2 Closing Deliveries by Seller. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(a) the Bill of Sale, Assignment and Assumption Agreement and Novation Agreement, each duly executed by Seller;

(b) the EGWP Services Agreement, duly executed by Seller;

(c) the Transition Services Agreement, duly executed by Seller;

(d) the Rebate Administration Agreement, duly executed by Seller;

(e) a certificate dated as of the Closing Date and signed by an authorized officer of Seller confirming the matters set forth in Section 9.1 and Section 9.2;

(f) an updated Schedule 2.1(a) which shall set forth as of the Closing Date all Contracts of Seller (or portions thereof) pursuant to which Seller provides coverage under its Employer Group Waiver Prescription Drug Plans to Enrollees for and on behalf of customers of Seller and its Affiliates that offer “employer-sponsored group prescription drug plans” within the meaning of 42 CFR 423.454 to Part D eligible retirees; and

(g) such other documents and instruments as may be expressly required under this Agreement, or as are customary and reasonable and requested by Purchaser to effect the Transactions.

5.3 Closing Deliveries by Purchaser. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall deliver, or cause to be delivered, to Seller the following:

(a) the Closing Purchase Price in immediately available funds by wire transfer to an account or accounts designated in a writing delivered by Seller to Purchaser at least three (3) Business Days prior to Closing;

(b) the Bill of Sale, Assignment and Assumption Agreement and Novation Agreement, each duly executed by Purchaser;

(c) the EGWP Services Agreement, duly executed by Purchaser;

(d) the Transition Services Agreement, duly executed by Purchaser;

(e) the Rebate Administration Agreement, duly executed by Purchaser;

(f) a certificate dated as of the Closing Date and signed by an authorized officer of Purchaser confirming the matters set forth in Section 10.1 and Section 10.2; and

(g) such other documents and instruments as may be expressly required under this Agreement, or as are customary and reasonable and requested by Seller to effect the Transactions.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as of the date hereof as follows:

6.1 Organization and Qualification. Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of California. Seller, and each of Seller’s Affiliates, to the extent such Affiliate provides services in connection with the PDP Business or the Assets, owns assets used in connection with the PDP Business, or is otherwise directly engaged in the operation of the PDP Business, has all requisite corporate power and authority to carry on its business as it has been and is currently being conducted and to own and operate the PDP Business and the Assets. Seller is duly qualified to do business and is in good standing as a corporation under the Laws of all jurisdictions wherein the conduct of its business or the ownership or operation of its properties and assets requires such qualification except where the absence of such qualification would not be reasonably expected to constitute a Seller Material Adverse Effect.

6.2 Authority; Authorization. Seller has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents by Seller and the consummation by Seller of the Transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or any of the other Transaction Documents or to consummate the Transactions. Each of this Agreement and the other Transaction Documents has been, or when executed shall have been, duly executed and delivered by Seller and, assuming the due authorization, execution and delivery thereof by Purchaser, constitutes, or will constitute, the legal, valid and binding obligation of Seller, enforceable in accordance with its respective terms, except as such enforceability may be qualified by equitable principles (regardless of whether such enforcement is considered in a proceeding in equity or at law) and pursuant to Laws enacted for the protection of or affecting the rights and remedies of creditors (the “Enforceability Exceptions”).

6.3 No Conflict; Required Filings and Consents.

(a) Assuming the satisfaction of the conditions described in Section 9.3(b) and Section 10.3(b), and except as set forth in Schedule 6.3(a) or 6.3(b), the execution and delivery of this Agreement by Seller does not, and the execution and delivery of the other Transaction Documents will not, and the performance of this Agreement and the other Transaction Documents by Seller will not (i) conflict with or violate the Articles of Incorporation or By-Laws, in each case as amended or restated, of Seller, (ii) conflict with or violate any Laws in effect as of the date of this Agreement and applicable to Seller or by which the Assets or the PDP Business are bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a Lien on any of the Assets pursuant to, any Contract to which Seller is a party or by which Seller, the PDP Business or any assets or properties used in the PDP Business (including the Assets) are bound or subject, except for any breach, default, termination, amendment, acceleration, payment, or creation that would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(b) Except as set forth in Schedule 6.3(b) and the filing of a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and the expiration or termination of the waiting period required thereunder, the execution and delivery of this Agreement by Seller does not, the execution and delivery of the other Transaction Documents will not, and the performance of this Agreement and the other Transaction Documents by Seller will not, require Seller or any Seller Affiliate to obtain any material consent, Permit or Order of, or to make any material filing with or notification to, any Governmental Authority based on any Laws in effect as of the date of this Agreement.

6.4 Permits; Compliance with Laws.

(a) Except as specified in Schedule 6.4, Seller is in possession of all Permits necessary to own and operate the Assets and to carry on the PDP Business as it is currently being conducted in compliance with all applicable Laws (the “Necessary Permits”), except to the extent that failure to possess a Necessary Permit would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(b) Except as specified in Schedule 6.4, there is no action, proceeding or investigation pending or, to Seller’s Knowledge, threatened that could reasonably be expected to result in suspension or cancellation of any of the Necessary Permits.

(c) Except as specified in Schedule 6.4, Seller, and each Seller Affiliate that provides services in connection with the PDP Business or the Assets, owns assets used in connection with the PDP Business, or is otherwise directly engaged in the operation of the PDP Business (but as to each such Seller Affiliate, only with respect to matters relating to or affecting the PDP Business), is in compliance in all material respects with (i) all Laws applicable to the PDP Business and the Assets, including applicable Laws relating to the manner in which services provided under the Medicare PDP Contract may be marketed to Enrollees, and (ii) all of the Necessary Permits.

(d) Except as specified in Schedule 6.4, since January 1, 2006, neither Seller nor any Seller Affiliate has received from any Governmental Authority any written or oral notification with respect to any conflicts, defaults or violations of Laws applicable to the PDP Business that would, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. Except as specified in Schedule 6.4, during the past four (4) years, and, except as would not reasonably be expected to have a Seller Material Adverse Effect, during the period January 1, 2006 through December 31, 2007, neither Seller, nor any Seller Affiliate has received any written notice, citation, suspension, revocation, limitation, warning, or request for repayment or refund issued by a Governmental Authority that alleges or asserts that Seller or any Seller Affiliate has violated any applicable Law in any material respect or that requires or seeks to adjust, modify or alter in any material respect the operations, activities or services of the PDP Business that has not been fully and finally resolved to the Governmental Authority’s satisfaction without further liability to Seller, any Seller Affiliate, or the PDP Business. Except as specified in Schedule 6.4 and excluding any changes in applicable Law, there are no restrictions imposed by any Governmental Authority upon Seller or the PDP Business, activities or services that would restrict or prevent the PDP Business from operating as it currently operates, in all material respects.

(e) During the past four (4) years, and, except as would not reasonably be expected to have a Seller Material Adverse Effect, during the period January 1, 2006 through December 31, 2007, neither the Seller, any Seller Affiliate that provides services in connection with the PDP Business or the Assets, owns assets used in connection with the PDP Business, or is otherwise directly engaged in the operation of the PDP Business (but as to each such Seller Affiliate, only with respect to matters relating to or affecting the PDP Business), nor to the Knowledge of the Seller, any of the directors, officers, agents, or employees of Seller or any such Seller Affiliate (with respect to matters relating to or affecting the PDP Business), in their individual capacities, has directly or indirectly made or offered to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback to any Person, regardless of form: (i) in violation of the federal Anti-Kickback Statute, 42 U.S.C. §1320a-7b, or (ii) to obtain or maintain favorable treatment in securing business in material violation of any applicable Law.

(f) Except as specified in Schedule 6.4, during the past four (4) years, and, except as would not reasonably be expected to have a Seller Material Adverse Effect, during the period January 1, 2006 through December 31, 2007, neither the Seller, any Seller Affiliate that provides services in connection with the PDP Business or the Assets, owns assets used in connection with the PDP Business, or is otherwise directly engaged in the operation of the PDP Business (but as to each such Seller Affiliate, only with respect to matters relating to or affecting the PDP Business), nor to the Knowledge of the Seller, any of the directors, officers, agents, or employees of Seller or any such Seller Affiliate (with respect to matters relating to or affecting the PDP Business), in their individual capacities, (i) has been excluded from participation in any federal or state health care program; (ii) has been debarred or suspended from participating in federal or state governmental contracts; or (iii) has received any written notice of any such proposed exclusion, debarment, suspension, restriction or removal.

6.5 Financial Statements; Absence of Undisclosed Material Liabilities; Books and Records.

(a) Attached hereto as Schedule 6.5(a) are true, correct and complete copies of (i) the unaudited statement of assets and liabilities of the PDP Business as of December 31, 2010 and the related unaudited statements of income of the PDP Business for the year ended December 31, 2010 (the “2010 Financial Statements”) and (ii) the unaudited statement of assets and liabilities of the PDP Business as of September 30, 2011 and the related unaudited statements of income of the PDP Business for the nine-(9)-month period ended September 30, 2011 (the “2011 Financial Statements”). Each of such financial statements (1) has been prepared from the books and records of Seller, (2) subject to the assumptions and qualifications set forth in Schedule 6.5(a), have been prepared in accordance with GAAP applied on a consistent basis throughout the period covered thereby, and fairly presents the financial position of the PDP Business as of the respective dates thereof and (3) are prepared without regard to the reinsurance agreement described on Schedule 6.5(c) and in particular without regard to any accruals, payments or receipts under or pursuant to such reinsurance agreement.

(b) Except as may be set forth on Schedule 6.5(b), there are no material Liabilities relating to the Assets, except: (i) those disclosed in the 2011 Financial Statements and not paid or discharged prior to the Closing Date, (ii) those incurred, consistently with past business practice, in or as a result of the ordinary course of the PDP Business since the date of the 2011 Financial Statements, all of which (other than those de minimis in amount) have been reflected on the regular books of account of Seller or have been discharged or paid in full, (iii) those disclosed in this Agreement or on the Schedules hereto, or for which an exception to inclusion on such Schedules is provided in this Agreement, or (iv) Liabilities otherwise constituting Retained Liabilities.

(c) Except as may be set forth on Schedule 6.5(c), there are no reinsurance arrangements with respect to the PDP Business.

(d) The books and records relating to the 2010 Financial Statements and the 2011 Financial Statements included as part of the Assets are properly and accurately kept in all material respects and are consistent with the information contained in the 2010 Financial Statements and 2011 Financial Statements in all material respects.

6.6 Absence of Certain Changes or Events. Except as set forth on Schedule 6.6, since January 1, 2011, Seller has operated the PDP Business in all material respects in the ordinary course of business consistent with past practices and there has not been:

(a) any material loss with respect to any Asset, or any material change in the Medicare PDP Contract that has had, or would be reasonably expected to have, a Seller Material Adverse Effect on the PDP Business (other than changes effective January 1, 2012 in order to conform to Seller’s bid for the 2012 PDP Contract year, which changes have been disclosed to Purchaser in all material respects);

(b) any event, circumstance, development or change that has had, or would be reasonably expected to have, a Seller Material Adverse Effect on the PDP Business; or

(c) any change by Seller of its accounting or actuarial methods, principles or practices that is relevant to the PDP Business other than as required by applicable Law or as required or permitted by GAAP.

6.7 Absence of Litigation. Except as set forth on Schedule 6.7, (i) there is no material suit, action, claim, proceeding or investigation pending or, to the Knowledge of Seller, threatened against Seller or any Seller Affiliate with respect to or affecting the PDP Business or any of the Assets, (ii) there is not any judgment, decree, injunction, rule or Order outstanding against, or, to the Knowledge of Seller, investigation or audit by any Governmental Authority involving Seller, the PDP Business, or any of the Assets that, individually or in the aggregate has had or would reasonably be expected to have a Seller Material Adverse Effect, and (iii) there is not currently in effect, and for the twelve months prior to the date of this Agreement there has not been imposed, any sanction or civil monetary penalty in accordance with 42 CFR 423.752 with respect to the PDP Business.

6.8 Medicare PDP Contract. Seller has delivered to Purchaser a true and correct copy of the Medicare PDP Contract. Except as set forth in Schedule 6.8, no material restrictions have been placed on the marketing activities associated with the PDP Business that would survive the Closing, except for restrictions otherwise generally applicable to all contractors in the industry.

6.9 Title to Assets. With respect to the Assets, Seller has, and at the Closing by delivery of the Conveyance Documents to Purchaser will assign or convey as applicable to Purchaser, good and marketable title to all of the Assets free and clear of all Liens other than Permitted Liens.

6.10 Tax Matters. Seller has timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it in connection with the PDP Business, and all such filed Tax Returns are correct and complete in all material respects. All Taxes shown to be due on such Tax Returns, and all material Taxes otherwise required to be paid by Seller in connection with the PDP Business or which, if not paid, could give rise to a Lien on any of the Assets have been timely paid. All Taxes due and payable by Seller in connection with the PDP Business or which, if not paid, could give rise to a Lien on any of the Assets have been adequately provided for in the financial statements of Seller for the periods covered by such financial statements and in the books and records of Seller for all period ending on or prior to the date hereof. No material deficiency with respect to Taxes relating to or that otherwise affects the PDP Business or the Assets has been proposed, asserted or assessed against Seller that has not been paid in full or fully resolved in favor of Seller.

6.11 Material Contracts.

(a) The Medicare PDP Contract, EGWP Contracts and the CSC Contract (the “Material Contracts”) are valid, binding and enforceable against the Seller and, as to the Seller, are in full force and effect. To the Knowledge of Seller, all of such Material Contracts are in full force and effect as to the Persons other than Seller who are a party thereto. Except as set forth on Schedule 6.11(a), Seller has made available to Purchaser true and correct copies of the Medicare PDP Contract and the EGWP Contracts (except that client names have been redacted).

(b) Except as set forth on Schedule 6.11(b), the Material Contracts are the only Contracts material to the operation of the PDP Business as operated by Seller prior to the Closing.

(c) Except as set forth on Schedule 6.11(c), none of Seller or, to the Knowledge of Seller, any other party thereto, is in breach of, or default under, any of the Material Contracts, and no event has occurred that with notice or passage of time or both would constitute such a breach or default thereunder by Seller or, to the Knowledge of Seller, any other party thereto, except for such breaches and defaults as individually or in the aggregate would not have a Seller Material Adverse Effect.

6.12 Privacy and Information Security Except as set forth on Schedule 6.12:

(a) The PDP Business is and during the past four (4) years and, except as would not reasonably be expected to have a Seller Material Adverse Effect, during the period January 1, 2006 through December 31, 2007, has been operated in compliance in all material respects with the applicable privacy, security, breach notification and other relevant provisions and requirements of the Health Insurance Portability and Accountability Act, Pub. L. 104-191 (“HIPAA”) and any comparable state laws applicable to the PDP Business for individually identifiable health information. During the past four (4) years, and, except as would not reasonably be expected to have a Seller Material Adverse Effect, during the period January 1, 2006 through December 31, 2007, neither Seller, nor any Seller Affiliate has received any written (or, to the Knowledge of Seller, oral) communication from any Governmental Authority that alleges that the PDP Business, or the operation thereof, is not in compliance in any material respect with the applicable privacy, security, breach notification and other relevant provisions and requirements of HIPAA or any comparable state laws applicable to the PDP Business for individually identifiable health information.

(b) Since January 1, 2010, Seller has not received any material written (or, to the knowledge of Seller, oral) complaints or notices of investigation, from any Person (including any patient, client or customer) regarding the PDP Business’ or any of the Seller’s agents’, employees’, or contractors’ use or disclosure of, or security practices regarding, Enrollees’ individually identifiable health information or other personal information.

(c) Seller, any Seller Affiliate to the extent such Affiliate provides services in connection with the PDP Business or the Assets, owns assets used in connection with the PDP Business, or is otherwise engaged in the operation of the PDP Business, has policies and procedures in place with respect to the PDP Business designed to ensure the privacy and security of individually identifiable health information or other personal information, in compliance in all material respects with applicable Law. In addition, Seller and each such Seller Affiliate has policies and procedures in place applicable to the PDP Business designed to prevent improper use or disclosure of or access to individually identifiable health information or other personal information. To the Knowledge of Seller, since January 1, 2010, no breach has occurred with respect to any unsecured protected health information maintained by or for the PDP Business that is subject to the notification requirements of 45 CFR §§ 164.406 or 164.408(b) or comparable state laws applicable to the PDP Business.

6.13 Policies and Procedures Related to PDP Business. Except as set forth on Schedule 6.13, Seller or its Affiliates have developed and implemented a compliance program including policies and procedures reasonably designed to cause the PDP Business to be in compliance with all applicable Laws in all material respects.

6.14 Agreements with Brokers. Except as would not, individually or in the aggregate, reasonably be expected to be material to the PDP Business (a) to the Knowledge of the Seller, each Broker, at the time such Broker wrote, sold, or produced insurance contracts related to the PDP Business on behalf of the Seller was duly licensed for such business and duly appointed by Seller in accordance with applicable Laws and (b) to the Knowledge of Seller, no such Broker violated in any material respect any term or provision of any Law applicable to the writing, sale, production or management of business for Seller.

6.15 No Finder’s Fee. All negotiations relative to the Transaction Documents and the Transactions have been carried out by Seller directly with Purchaser without the intervention of any Person on behalf of Seller in such manner as to give rise to any valid claim by any Person against Purchaser for a finder’s fee, brokerage commission or similar payment.

6.16 No Additional Representations. Neither Seller nor any of its Affiliates have made any representations or warranties, express or implied, of any nature whatsoever relating to the Assets, the Assumed Liabilities, PDP Business or otherwise in connection with the Transactions, other than those representations and warranties expressly set forth in this Article VI.

6.17 Seller Acknowledgement. Seller acknowledges that it is entering into this Agreement without any representations, express or implied, by Purchaser or any of Purchaser’s Affiliates except as expressly set forth in Article VII.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as of the date hereof as follows:

7.1 Organization and Qualification. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Pennsylvania. Purchaser has all requisite corporate power and authority to carry on its business as it has been and is currently being conducted, to own and operate the business and assets used in connection therewith. Purchaser is duly qualified to do business and is in good standing as a corporation under the Laws of all jurisdictions wherein the conduct of its business or the ownership or operation of its properties and assets requires such qualification except where the absence of such qualification would not be reasonably expected to constitute a Purchaser Material Adverse Effect.

7.2 Authority; Authorization. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement, and when executed, the other Transaction Documents by Purchaser and the consummation by Purchaser of the Transactions have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or the other Transaction Documents or to consummate the Transactions. Each of this Agreement and the other Transaction Documents has been, or when executed shall have been, duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery thereof by Seller, constitutes, or will constitute, the legal, valid and binding obligation of Purchaser, enforceable in accordance with its respective terms subject to the Enforceability Exceptions.

7.3 Permits; Compliance with Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect:

(a) Purchaser is in possession of all Permits necessary to own the Assets and to operate the PDP Business as proposed to be conducted pursuant to the Medicare PDP Contract;

(b) there is no action, proceeding or investigation pending or, to Purchaser’s Knowledge, threatened that could reasonably be expected to result in suspension or cancellation of any of such Permits, the suspension or cancellation of which would affect its ability to consummate the Transactions, conduct and operate the PDP Business after the Closing or perform and discharge the Assumed Liabilities after the Closing;

(c) Purchaser is in compliance with (i) all Laws applicable to its business and (ii) all of its Permits, the noncompliance with which would affect its ability to consummate the Transactions, conduct and operate the PDP Business after the Closing or perform and discharge the Assumed Liabilities after the Closing; and

(d) Purchaser has not received from any Governmental Authority any written or oral notification with respect to conflicts, defaults or violations of Laws that would affect its ability to consummate the Transactions, conduct and operate the PDP Business after the Closing or perform and discharge the Assumed Liabilities after the Closing.

7.4 No Conflict; Required Filings and Consents.

(a) Assuming the satisfaction of the conditions described in Section 9.3(b) and Section 10.3(b), the execution and delivery of this Agreement and the other Transaction Documents by Purchaser does not, and will not, and the performance of this Agreement and the other Transaction Documents by Purchaser will not: (i) conflict with or violate the Certificate of Incorporation or By-Laws, in each case as amended or restated, of Purchaser; (ii) conflict with or violate any Laws in effect as of the date of this Agreement applicable to Purchaser or any of its subsidiaries or by which any of its or their respective properties are bound or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or required payment under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Purchaser or any of its subsidiaries, except for any such breach, default, payment, termination, amendment, acceleration, cancellation or creation that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(b) The execution and delivery of this Agreement by Purchaser does not, the execution and delivery of the other Transaction Documents by Purchaser will not, and assuming that all necessary consents of Governmental Authorities described in Section 9.3(b) and Section 10.3(b) will have been obtained as of the Closing, performance of this Agreement by Purchaser will not, require Purchaser to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority based on any Laws in effect as of the date of this Agreement, except for the filing of a premerger notification and report form under the HSR Act and the expiration or termination of the waiting period required thereunder.

7.5 No Finder’s Fee. All negotiations relative to the Transaction Documents and the Transactions have been carried out by Purchaser directly with Seller without the intervention of any Person on behalf of Purchaser in such manner as to give rise to any valid claim by any Person against Seller for a finder’s fee, brokerage commission or similar payment.

7.6 Disqualifying Background. Purchaser has never been debarred, suspended, or otherwise excluded from participating in any state or federally funded healthcare program. Purchaser is not party to any Contract or subject to any Law that reasonably would be expected to prohibit or materially limit or restrict Purchaser in any manner from owning, operating or utilizing the Assets or performing and discharging the Assumed Liabilities from and after the Effective Date.

7.7 Purchaser Acknowledgement. Purchaser acknowledges that it is acquiring the Assets without any representations or warranties, express or implied, by Seller or any of Seller’s Affiliates except as expressly set forth in Article VI.

7.8 No Additional Representations. Neither Purchaser nor any of its Affiliates have made any representations or warranties, express or implied, of any nature whatsoever relating to the in connection with the Transactions other than those representations and warranties expressly set forth in this Article VII.

ARTICLE VIII

TRANSACTIONS AND CONDUCT OF BUSINESS PENDING THE CLOSING

8.1 Ordinary Course of Business. Subject to applicable Law and except as otherwise required pursuant to this Agreement, from the date hereof until the Closing, Seller shall carry on the PDP Business in the ordinary course and substantially in the same manner as heretofore carried on by it. In connection therewith, and subject to applicable Law and except as otherwise required pursuant to this Agreement, from the date hereof until the Closing, Seller shall:

(a) Use commercially reasonable efforts to preserve the Assets and the PDP Business intact;

(b) Comply in all material respects with all Laws applicable to the PDP Business;

(c) Make no material amendments to the Medicare PDP Contract or CSC Contract or make any material change in the customary terms and conditions upon which it does business with respect to the PDP Business, except for amendments to become effective January 1, 2012 in accordance with Seller’s bid for the 2012 PDP Contract year which amendments have been disclosed to the Purchaser;

(d) Duly and timely file, or obtain appropriate extensions of the time for filing, all material Tax Returns, insurance regulatory reports, and other documents required to be filed with any Governmental Authority related to the Assets or the PDP Business;

(e) Unless it is contesting the same in good faith and has established reasonable reserves therefor, pay when required to be paid all Taxes indicated by such Tax Returns or otherwise lawfully levied or assessed upon it, or any of its properties or assets, or which it is otherwise legally obligated to pay and withhold or collect, in each case to the extent such Taxes relate to the Assets or the PDP Business, and pay to the proper governmental authorities or hold in separate bank accounts for such payment all Taxes and other assessments which it believes in good faith to be required by Law to be so withheld or collected in connection with the PDP Business; and

(f) With respect to matters primarily related to the Assets or the PDP Business, or that would be reasonably expected to subject the Assets or the PDP Business to any liability or obligation, other than as required by applicable Law, Seller will not (i) adopt or propose any change in the Seller’s Certificate of Incorporation or By-Laws, (ii) incur any indebtedness for borrowed money that is not repaid prior to the Closing Date other than trade payables incurred in the ordinary course of business, (iii) acquire any assets or assume any liability from any other Person, except pursuant to contracts or commitments in effect as of the date of this Agreement and identified on the Schedules relating to Article VI or otherwise in the ordinary course consistent with past practice, (iv) sell, lease, license or otherwise dispose of any assets or property except pursuant to contracts or commitments in effect as of the date of this Agreement and identified on the Schedules relating to Article VI or otherwise in the ordinary course consistent with past practice, (v) make any material change in financial accounting methods, principles or practices of the Seller or the PDP Business, other than as required by Law or by GAAP, (vi) pledge, encumber or otherwise subject any Assets to a Lien other than mechanics or tradesmans liens in the ordinary course of business, (vii) settle or compromise any litigation or other disputes (whether or not commenced prior to the date of this Agreement) involving injunctive relief relating to the PDP Business or (viii) authorize or commit to do any of the foregoing.

8.2 No Solicitation.

Seller shall not authorize or permit any of its representatives to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action to facilitate, any acquisition proposal or any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to an acquisition proposal with respect to the Assets or the PDP Business or (ii) enter into, continue or otherwise participate in any discussions, negotiations, agreements or transactions regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, any such acquisition proposal.

8.3 Access to Information; Notification of Certain Matters. From the date of this Agreement until the Closing Date, Seller will (i) give Purchaser and its Representatives reasonable access, at reasonable times and upon reasonable prior written notice, to the books and records of the Seller that relate to the PDP Business, (ii) furnish to Purchaser and its Representatives such financial and operating data and other information relating to the PDP Business as such Representatives may reasonably request, and (iii) instruct the personnel, counsel and financial advisors of Seller to reasonably cooperate with Purchaser in connection with the foregoing. Any requests for information pursuant to this Section 8.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller or the PDP Business.

8.4 Cooperation; HSR Act; PDP Contract Novation.

(a) Subject to the terms and conditions herein provided, Seller and Purchaser agree to use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, to consummate and make effective the Transactions as promptly as practicable (including prior to the Termination Date), provided, however, that nothing herein shall require Purchaser or Seller to enter into any agreement with any Governmental Authority or other person to divest, sell, license or otherwise dispose of any business, contracts, or assets.

(b) Seller and Purchaser shall use commercially reasonable efforts to cooperate with each other to determine which filings and notifications are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or Governmental Authorities under any applicable Law or the terms of any Contracts in connection with the execution and delivery of this Agreement and the consummation of the Transactions, in addition to those addressed in Section 9.3(b) and Section 10.3(b). Subject to the remainder of this Section 8.4, Seller, on the one hand, and Purchaser, on the other hand, shall, and shall cause their respective Representatives to, promptly file or make or cause to be filed or made, and use their respective commercially reasonable efforts to obtain or cause to be obtained as promptly as practicable, all such necessary filings, notifications, consents, permits, authorizations, waivers or approvals, and each Party shall use commercially reasonable efforts to assist the other Party in connection therewith.

(c) Without limiting the scope of Section 8.4(a), each of the Purchaser and Seller shall (and, to the extent required, shall cause its Affiliates to) use reasonable best efforts to (i) comply as promptly as practicable after the date hereof, and in any event use reasonable best efforts to comply on or prior to the date that is thirty (30) days after the date hereof, with the notification and reporting requirements of the HSR Act and request early termination of the waiting period under the HSR Act. Purchaser and Seller shall promptly furnish to the other such information and assistance as is reasonably requested in connection with such filings or submissions. Purchaser and Seller shall keep each other apprised of the status of communications with, and inquiries or requests for additional information from, any Governmental Authorities that have authority under the HSR Act in connection with any such filings, and shall comply promptly with any such inquiry or request. In furtherance of the foregoing, each of Purchaser and Seller shall promptly furnish to the other Party copies of any notices or written communications received by it or any of its Affiliates from any such Governmental Authority with respect to the Transactions, and subject to applicable Laws, Purchaser or Seller, as applicable, shall permit counsel to the other an opportunity to review in advance, and shall consider in good faith the views of such counsel in connection with, any proposed written communications by it and/or its Affiliates to any such Governmental Authorities concerning the Transactions. Subject to applicable Laws, each of Purchaser and Seller agrees to provide the other and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Purchaser or Seller, as applicable, and/or any of its Representatives, on the one hand, and any such Governmental Authorities, on the other hand, concerning or in connection with the Transactions. Seller and Purchaser will each be responsible for and pay its respective filing fee obligations to Governmental Authorities under the HSR Act in connection with the Transactions.

(d) As promptly as practicable after the date hereof, and in any event not later than ten (10) Business Days after the date hereof, Seller and Purchaser shall jointly prepare and file with CMS a request for CMS to approve and consent to the novation of the Medicare PDP Contract from Seller to Purchaser pursuant to the Novation Agreement (the “PDP Contract Novation”). Such request shall include all of the information and documentation required pursuant to 42 CFR § 423.552 and any additional information required or advisable pursuant to applicable Law. Thereafter, and without limiting the scope of Section 8.4(a), to the extent not previously included in such request, (i) Seller and Purchaser shall, as necessary or appropriate, update the PDP Contract Novation request to include all of the information required pursuant to 42 CFR § 423.552 and any additional information required or advisable pursuant to applicable Law, (ii) each Party shall furnish to the other Party such necessary information and reasonable assistance as the other Party may request in connection with its preparation of any filing or submission in connection with the PDP Contract Novation, and keep the other Party apprised of the status of any communications with, and inquiries or requests for additional information from, CMS or other Governmental Authority, (iii) each Party shall comply promptly with any such inquiry or request, and (iv) the Parties will use their commercially reasonable efforts to satisfy all other requirements applicable to the PDP Contract Novation pursuant to 42 CFR § 423.551(d) and any other applicable Law.

(e) As promptly as practicable after the execution of this Agreement, Purchaser and Seller shall use their respective commercially reasonable efforts to negotiate and agree upon definitive, mutually acceptable arrangements for addressing the CSC Contract following the Closing, which arrangements shall, unless the Parties otherwise mutually agree, involve either (i) Seller at the Closing transferring and assigning all of its rights and interests in and to the CSC Contract to Purchaser, and Purchaser assuming all Liabilities of Seller that arise or accrue under the CSC Contract on or after the Closing Date (in which event the CSC Contract shall constitute an Asset and Assumed Liability under this Agreement), or (ii) the Parties taking all necessary steps and actions to (x) enable Purchaser from and after the Closing to receive the services provided under the CSC Contract with respect to the PDP Business and (y) to the extent Purchaser is provided the benefits of the CSC Contract, cause Purchaser to perform, on behalf of Seller, or otherwise be responsible for the financial and other obligations of Seller under the CSC Contract. In addition, Seller and Purchaser shall use their respective commercially reasonable efforts to obtain or cause to be obtained as promptly as practicable any third party consents, waivers and approvals as shall be necessary to effectuate such arrangements. If Purchaser and Seller are unable prior to the Closing to reach agreement on the arrangements specified in the first sentence of this Section 8.4(e), after the Closing, Seller through and pursuant to the Transition Services Agreement shall provide Purchaser with the services received by Seller under the CSC Contract with respect to the PDP Business or substantially similar services.

8.5 Public Announcements; Confidentiality.

(a) Except as required by applicable Law (including securities laws and regulations of the Securities and Exchange Commission, or under any rules or regulations applicable to the listing or quoting of the securities of either Seller or any of its Affiliates on any stock or securities exchange), advance notice of which shall be provided to the other Party to the extent reasonably practicable, and subject to any requirements or requests of CMS, (i) the Parties agree that they will not issue any press releases or make any other public announcements or disclosures with respect to this Agreement or the transactions contemplated herein without the prior approval of the other Party and (ii) each Party will keep the terms of this Agreement confidential and will not disclose such terms to any third party without the prior approval of the other Party; provided, however, that either Party may disclose any information concerning the transactions contemplated hereby which it deems appropriate in its reasonable judgment, in light of its status as a publicly owned company, including without limitation to securities analysts and institutional investors and in press interviews.

(b) Purchaser and Seller shall, and each shall cause its Representatives to, treat all nonpublic information obtained in connection with this Agreement and the Transactions as confidential in accordance with the terms of the Non-Disclosure Agreement. The terms of the Non-Disclosure Agreement are hereby incorporated by reference and shall continue in full force and effect. If this Agreement is, for any reason, terminated prior to the Closing, the Non-Disclosure Agreement shall continue in full force and effect in accordance with its terms.

8.6 Finalization and Execution of Transition Services Agreement. (a) As promptly as practicable after the execution of this Agreement, Purchaser and Seller shall use their respective commercially reasonable efforts (i) to negotiate and agree upon definitive terms and provisions for the Transition Services Agreement, which definitive terms and provisions shall be generally consistent with Exhibit F, unless otherwise agreed by Purchaser and Seller, and (ii) to take such other actions as may be reasonably necessary to make the Transition Services Agreement ready for execution and delivery at the Closing, substantially in the form of Exhibit F. At the Closing, Purchaser and Seller shall execute and deliver such Transition Services Agreement.

8.7 Finalization and Execution of EGWP Services Agreement. (a) As promptly as practicable after the execution of this Agreement, Purchaser and Seller shall use their respective commercially reasonable efforts (i) to negotiate and agree upon definitive terms and provisions for the EGWP Services Agreement, which definitive terms and provisions shall be generally consistent with Exhibit C, unless otherwise agreed by Purchaser and Seller, and (ii) to take such other actions as may be reasonably necessary to make the EGWP Services Agreement ready for execution and delivery at the Closing, substantially in the form of Exhibit C. At the Closing, Purchaser and Seller shall execute and deliver such EGWP Services Agreement.

8.8 Finalization and Execution of Rebate Administration Agreement. As promptly as practicable after the execution of this Agreement, Purchaser and Seller shall use their respective commercially reasonable efforts (i) to negotiate and agree upon definitive terms and provisions for the Rebate Administration Agreement, which definitive terms and provisions shall be generally consistent with Exhibit E, unless otherwise agreed by Purchaser and Seller, and (ii) to take such other actions as may be reasonably necessary to make the Rebate Administration Agreement ready for execution and delivery at the Closing, substantially in the form of Exhibit E. At the Closing, Purchaser and Seller shall execute and deliver such Rebate Administration Agreement.

8.9 Termination of Reinsurance Agreements. To the extent practicable (and provided such action shall not result in any material Liabilities to Seller and its Affiliates), Seller shall cause the reinsurance agreement described on Schedule 6.5(c) to be terminated with respect to coverages related to the PDP Plans prior to the Closing. In any event, it is expressly agreed by the Parties that such reinsurance agreement constitutes an Excluded Asset and all Liabilities thereunder constitute Retained Liabilities.

ARTICLE IX

CONDITIONS PRECEDENT TO PURCHASER’S OBLIGATIONS

All obligations of Purchaser under this Agreement are subject to the fulfillment or satisfaction, prior to or at the Closing, of each of the following conditions precedent (any of which may be waived in writing in whole or in part by Purchaser, in its sole discretion).

9.1 Representations and Warranties. The representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date as though made on such date, except to the extent that such representations and warranties are qualified by “material” or “material adverse effect,” in which case such representations and warranties (as so written, including the term “material” or phrase “material adverse effect”) shall be true and correct in all respects at and as of the Closing Date; provided, however that this condition to Closing shall be deemed satisfied without prejudice to the right of Purchaser, or any of the Purchaser Indemnified Parties, to seek indemnification following the Closing for any such breach, if Seller has breached representations or warranties, which individually or together with all other facts, events or circumstances inconsistent with any representation or warranties contained in this Agreement, has not had, or would not reasonably be expected to result in, a Seller Material Adverse Effect.

9.2 Compliance with Agreement. Seller has performed and complied in all material respects with all agreements and covenants contained in this Agreement that are required to be performed or complied with by it prior to or at the Closing.

9.3 Notifications and Consents.

(a) No Order or Law that prohibits or materially restricts the consummation of any of the Transactions shall be in effect or pending.

(b) The authorizations, consents, Orders or approvals of, or declarations or filings with, or expiration of other waiting periods imposed by, any Governmental Authority described in Schedule 9.3(b) have been filed, have occurred or have been obtained, as the case may be.

(c) No action, suit, claim or proceeding by any Governmental Authority or any other Person against Seller or Purchaser that seeks to restrain, prevent or materially delay or restructure the Transactions or would otherwise have a Seller Material Adverse Effect shall be pending.

(d) On or before the Closing Date, the Parties shall have agreed upon definitive terms for the Transition Services Agreement, the EGWP Services Agreement and the Rebate Administration Agreement as contemplated in Sections 8.6, 8.7 and 8.8, and Seller, and any Affiliates of Seller party thereto, shall have executed and delivered each of such agreements.

9.4 PDP Contract Novation. The consent of CMS to the PDP Contract Novation shall have been duly obtained and be in full force and effect.

ARTICLE X

CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS

All obligations of Seller under this Agreement are subject to the fulfillment or satisfaction, prior to or at the Closing, of each of the following conditions precedent (any of which may be waived in writing in whole or in part by Seller, in its sole discretion):

10.1 Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date as though made on such date, except to the extent that such representations and warranties are qualified by “material” or “material adverse effect,” in which case such representations and warranties (as so written, including the term “material” or phrase “material adverse effect”) shall be true and correct in all respects at and as of the Closing Date.

10.2 Compliance with Agreement. Purchaser has performed and complied in all material respects with all agreements and covenants contained in this Agreement that are required to be performed or complied with by it prior to or at the Closing.

10.3 Notifications and Consents.

(a) No Order or Law that prohibits or materially restricts the consummation of any of the Transactions shall be in effect.

(b) The authorizations, consents, Orders or approvals of, or declarations or filings with, or expiration of other waiting periods imposed by, any Governmental Authority described in Schedule 10.3(b) have been filed, have occurred or have been obtained, as the case may be.

(c) No action, suit, claim or proceeding by any Governmental Authority or any other Person against Seller or Purchaser that seeks to restrain, prevent or materially delay or restructure the Transactions or would otherwise have a Seller Material Adverse Effect shall be pending.

(d) On or before the Closing Date, the Parties shall have agreed upon all definitive terms for the Transition Services Agreement, the EGWP Services Agreement and the Rebate Administration Agreement as contemplated in Sections 8.6, 8.7 and 8.8, and Purchaser, and any Affiliates of Purchaser party thereto, shall have executed and delivered each of such agreements.

10.4 PDP Contract Novation. The consent of CMS to the PDP Contract Novation shall have been duly obtained and be in full force and effect.

ARTICLE XI

CERTAIN TRANSACTIONS AND OBLIGATIONS SUBSEQUENT TO CLOSING

11.1 Broker Contracts. At or following the Closing, Seller shall provide such information about its Broker Contracts relating to the PDP Business to Purchaser as is required by applicable Law, or otherwise reasonably requested by Purchaser, including information with respect to amounts that may become owing to Brokers following the Closing on account of Enrollees under the PDP Contract.

11.2 Certain Employees of Seller. Purchaser may offer employment, at its sole discretion, to employees of Seller or its Affiliates who primarily or exclusively perform services for the PDP Business, the terms and conditions of such employment shall be at the discretion of Purchaser, subject to the following:

(a) Prior to the Closing, the Parties shall complete a listing of employees, to be set forth on Schedule 11.2(a), to whom Purchaser shall offer employment effective as of the Closing Date (each a “Transferred Employee” and, collectively, the “Transferred Employees”). Purchaser’s offers of employment to the Transferred Employee shall be at a salary (including bonus) consistent with comparable employees of Purchaser, and Purchaser shall offer such Transferred Employee the right to participate in benefits consistent with comparable employees of Purchaser (such benefits to include, for the first year following the Closing, severance benefits in an amount at least equal to the severance benefits provided for under the severance policy of Seller applicable to such Transferred Employee as of the Closing Date).

(b) If, prior to the first anniversary of the Closing Date, either Purchaser terminates the employment of any Transferred Employee (other than for cause) or any

Transferred Employee terminates his or her employment with Purchaser “for good reason” (as defined under the severance policy of Seller applicable to such Transferred Employee as of the Closing Date), Seller shall reimburse Purchaser for any severance pay or other severance benefits provided to such employee (up to the amount of severance provided for under the applicable severance policy of Seller as of the Closing Date).

(c) Seller agrees, for itself and on behalf of its Affiliates, that it shall not seek to enforce any non-competition obligations which may be owed to Seller by any of the Transferred Employees with respect to such employee’s employment with Purchaser.

(d) To the extent permitted under applicable Law, Seller shall provide Purchaser with the current salary of each Transferred Employee.

11.3 Mail and Communications. Seller shall promptly deliver to Purchaser any mail or other communications relating to the Assets or the PDP Business and that is received by Seller following the Closing. Purchaser shall deliver to Seller all mail intended for Seller.

11.4 Further Assurance of Cooperation. From and after the date hereof and following the Closing, Seller and Purchaser shall execute and deliver such further documents and instruments and do such other acts and things as Purchaser or Seller, as the case may be, may reasonably request in order to effectuate the Transactions, including the Transition Services Agreement and EGWP Services Agreement.

11.5 Preauthorizations. Purchaser hereby agrees to honor and abide by, and not to rescind, revoke or modify, any preauthorization of coverage or services given to an Enrollee by Seller during the Pre-Closing Period in good faith in the ordinary course of business.

11.6 Maintenance of Corporate, Enrollee Care and Accounting Records.

(a) For the Required Period, as defined herein, each Party shall maintain and (subject to customary confidentiality agreements and subject to applicable patient confidentiality laws, rules and regulations) make available to the other Party, for inspection and duplication by it and its Representatives for any litigation, audits, investigations, compliance with Law or comparable reasonable purpose, or to conclude or to effect the Transactions, all Enrollees care, provider claims, accounting records, files, documents and correspondence relating to the PDP Business or such Party’s operations related to the Assets either before or after the Closing (provided, however, that in the case of the books and records included in the Assets, the Parties acknowledge it is Purchaser’s obligation to maintain such books and records at its own cost) and shall not dispose of, alter or destroy any such records, files, documents and correspondence for such Required Period. Subsequent to such Required Period, each Party may destroy or otherwise dispose of any such corporate and accounting records, files, documents and correspondence, unless prior to the expiration of the Required Period the other Party has given notice of its desire for a reasonable opportunity to either take possession of such information or to make copies thereof (subject to applicable Enrollee confidentiality laws, rules and regulations).

(b) The “Required Period” means (1) for Enrollee and Enrollee-related, information ten (10) years following the Closing and (2) for any other information or materials, seven (7) years following the Closing, provided, however that if a longer period is required by applicable Law, then the Required Period shall be such period required by Law. At all times, Purchaser shall maintain all of the books and records included in the Assets and any information provided to Purchaser concerning former Enrollees in compliance in all material respects with applicable Laws, including the Health Insurance Portability and Accountability Act of 1996, as it may be amended or modified from time to time, security standards for the storage, maintenance, transmission, utilization and access to and privacy of patient information and standards for electronic transactions and data code sets.

11.7 Seller Restrictions. For a one-year period following the Closing Date, Seller shall not, and Seller shall cause its Affiliates not to, offer a PDP Plan under or pursuant to any Contract between Seller or any Affiliate of Seller and CMS; provided, however, that nothing in this Section 11.7 shall (a) restrict Seller or any of its Affiliates from marketing and offering to its customers and members a PDP Plan offered under any Contract between a Person other than Seller or an Affiliate of Seller and CMS; (b) prohibit Seller or any of its Affiliates from acquiring equity securities of any Person that offers a PDP Plan whose securities are publicly listed on a stock exchange if such acquisition does not exceed more than five percent (5%) of the total voting power of such Person; (c) prohibit any Affiliate of Seller that ceases to be an Affiliate of Seller as a result of a Change of Control transaction from marketing and offering any PDP Plans; (d) prohibit any Person that acquires control (as defined in the definition of Affiliate) of Seller and/or any Affiliates of Seller in a Change of Control transaction or any Affiliates of such acquiring Person (other than Seller) from marketing and offering any PDP Plans; or (e) prohibit any Acquired Business from continuing to market and offer any PDP Plans under or pursuant to any Contract with CMS in effect as of the date of such acquisition (or any renewal, replacement or extension of such Contract) so long as the revenues derived thereunder do not constitute more than thirty-three percent (33%) of the consolidated revenues of the Acquired Business during its last completed fiscal year prior the date it became an Acquired Business.

11.8 Collection of Rebate Receivables Included in Assets. Following the Closing, (i) Seller shall use its commercially reasonable efforts to invoice and collect all manufacturer rebates included in the Assets; (ii) upon receipt of any payment in respect of such manufacturer rebates included in the Assets, Seller shall promptly, and in any event not later than thirty (30) days thereafter, forward the amount so received to Purchaser; and (iii) Seller shall make its employees reasonably available to Purchaser to address any questions Purchaser may have with respect to the status of such rebates included in the Assets. Purchaser acknowledges that Seller does not guarantee the collectability of any such rebates included in the Assets.

11.9 Maintenance of Permits. For so long as is required under the Novation Agreement or applicable Law, if longer, Purchaser shall maintain in full force and effect all Permits required in order for Purchaser to fulfill its obligations after the Closing under the Medicare PDP Contract, the EGWP Contracts, the Novation Agreement and the EGWP Services Agreement.

11.10 Post-Closing Cooperation and Assistance.

(a) Following the Closing, Purchaser as the novated party under the Medicare PDP Agreement and as the owner of the PDP Business and Assets will possess, receive or have access to (including from CMS) certain data, reports, records, correspondence and other information and materials (the “Pre-2012 PDP Data and Records”) that will be necessary for or applicable to the performance of Seller’s obligations under Section 3.2(a) with respect to the 2011 and prior Coverage Years under the Medicare PDP Agreement. Accordingly, following the Closing, Purchaser shall fully cooperate with Seller and provide such assistance to Seller as Seller shall reasonably request in connection with the performance and fulfillment of Seller’s continuing obligations under the Medicare PDP Agreement with respect to the 2011 and prior Coverage Years, including by delivering or making available to Seller, when and as reasonably requested by Seller, such Pre-2012 PDP Data and Records as shall be in the possession or under the control of or available to Purchaser as the novated party under the Medicare PDP Agreement or the owner of the PDP Business and Assets.

(b) Following the Closing, Seller as the novating party under the Medicare PDP Agreement and as the prior owner of the PDP Business and Assets will possess, receive or have access to (including from CMS) certain Pre-2012 PDP Data and Records that will be necessary for or applicable to the performance of Purchaser’s obligations under Section 3.1(a) under the Medicare PDP Agreement. To the extent not included in the services provided pursuant to the Transition Services Agreement, following the Closing, Seller shall deliver or make available to Purchaser, when and as reasonably requested by Purchaser in connection with the performance and fulfillment of Purchaser’s obligations under the Medicare PDP Agreement, such Pre-2012 PDP Data and Records as shall be in the possession or under the control of or available to Seller as the novating party under the Medicare PDP Agreement.

11.11 Certain Requirements Related to EGWP Contracts. Purchaser acknowledges that Seller or an Affiliate thereof has agreed to comply with certain policies, procedures and contractual provisions, in each case as described on Schedule 11.11, in connection with the performance of the EGWP Contracts listed on Schedule 11.11. Following the Closing, to the extent applicable to the performance of such EGWP Contracts (which constitute Assumed Liabilities), and to the extent not the responsibility of Seller or an Affiliate thereof under the EGWP Services Agreement, Purchaser shall comply with and adhere to such policies, procedures and provisions (on a “flow down” basis) as if Purchaser were a party or directly subject thereto; provided, however, that to the extent it is not readily apparent on its face that a section of such policies, procedures or provisions are applicable to Purchaser’s performance of an EGWP Contract, Purchaser shall not be deemed to have breached this Section 11.11 if Purchaser does not comply with such section unless and until Purchaser receives written notice that such section is applicable to Purchaser’s performance of such EGWP Contract. Purchaser acknowledges that such policies, procedures and provisions and the Contracts in which they are found do not constitute Assets and will not be assigned or sold to Purchaser under this Agreement.

ARTICLE XII

INDEMNIFICATION AND REMEDIES

12.1 Survival. The representations and warranties contained in this Agreement and the other Transaction Documents shall survive the Closing and remain in full force and effect (a) indefinitely, with respect to matters covered by in Section 6.1 (Organization and Qualification), Section 6.2 (Authority; Authorization), Section 6.9 (Title to Assets), Section 6.15 (No Finder’s Fee), Section 7.1 (Organization and Qualification), Section 7.2 (Authority; Authorization) and Section 7.5 (No Finder’s Fee) (the “Fundamental Representations”), (b) for sixty (60) days following expiration of the applicable statute of limitations (including extensions), with respect to matters covered by Section 6.10 (Tax Matters), (c) for a period of twenty-four (24) months following the Closing Date, with respect to matters covered by Section 6.4 (Permits; Compliance with Laws) and (d) for a period of eighteen (18) months following the Closing Date, with respect to all other representations and warranties, except that any representation or warranty that would otherwise terminate in accordance with clause (a), (b), (c) or (d), and the related indemnification obligations under Section 12.2(a) and Section 12.3(a), will continue to survive as to any specific matter, if a written notice of a breach of such representation and warranty with respect to such matter shall have been timely given to the Indemnifying Party by the Indemnified Party on or prior to such termination date, until the related claim for indemnification is satisfied or otherwise resolved as provided in this Article XII. The covenants of the Parties in this Agreement shall remain in full force and effect for such periods expressly set forth herein, or if no such period is specific, shall survive the Closing indefinitely.

12.2 Indemnification Obligations of Seller. Subject to the terms and conditions of this Article XII, following the Closing, Seller shall indemnify and hold harmless Purchaser, each of Purchaser’s Affiliates, and their respective successors, assigns, officers, directors, employees and agents (collectively, the “Purchaser Indemnified Parties”) against and in respect of any and all Losses arising or resulting from or based upon:

(a) any breach of any representation or warranty of Seller contained in this Agreement or any other Transaction Document;

(b) any breach or violation of, or failure to perform, any covenant or agreement on the part of Seller contained in this Agreement or any other Transaction Document; or

(c) any Retained Liabilities.

provided, however, that (i) Seller shall have no liability under Section 12.2(a) or Section 12.2(b) with respect to breaches of representations or warranties, or of covenants to be performed prior to Closing with respect to any individual case of a Loss that is less than $10,000; (ii) Seller shall have no liability under Section 12.2(a) or Section 12.2(b) with respect to breaches of representations or warranties, or of covenants to be performed prior to Closing unless the aggregate of all Losses arising under Section 12.2(a) and Section 12.2(b) with respect to breaches of representations or warranties, or of covenants to be performed prior to Closing for which Seller would, but for this clause (ii), be liable exceeds $3,000,000 (in which event Seller shall be liable only for such Losses under Section 12.2(a) and Section 12.2(b) with respect to breaches of representations or warranties, or of covenants to be performed prior to Closing that are in excess of such amount) and (iii) Seller’s aggregate liability under Section 12.2(a) and Section 12.2(b) with respect to breaches representations or warranties, or of covenants to be performed prior to Closing shall in no event exceed an amount equal to 20% of the Purchase Price (the “Indemnity Cap”). Notwithstanding the foregoing, the Indemnity Cap shall not apply with respect to any breach of the Fundamental Representations or Liabilities of Seller under Section 12.2(b) with respect to covenants to be performed at or after the Closing or Section 12.2(c). Notwithstanding anything to the contrary in this Section 12.2 or elsewhere in this Agreement, in no event shall Seller have any obligation under this Agreement to indemnify or hold harmless any Purchaser Indemnified Parties for or with respect to (i) any amounts that are owing or payable to Seller or any of its Affiliates by Purchaser or any of its Affiliates under any Non-Transaction Contract or (ii) any Losses that constitute Liabilities of Purchaser or any of its Affiliates under any Non-Transaction Contract, including, in either such case, even if such amounts or Losses constitute Retained Liabilities under this Agreement.

12.3 Indemnification Obligations of Purchaser. Subject to the terms and conditions of this Article XII, following the Closing, Purchaser shall indemnify and hold harmless Seller, each of Seller’s Affiliates, and their respective successors, assigns, officers, directors, employees and agents (collectively, the “Seller Indemnified Parties”) against and in respect of any and all Losses arising or resulting from or based upon:

(a) any breach of any representation or warranty of Purchaser contained in this Agreement or any other Transaction Document;

(b) any breach or violation of, or failure to perform, any covenant or agreement on the part of Purchaser contained in this Agreement or any other Transaction Document;

(c) any Assumed Liabilities; or

(d) any and all claims, proceedings, investigations or litigation that may hereafter be brought by any third party arising out of Purchaser’s actions or omissions in the operation of its business or the Assets from and after the Closing Date;

provided, however, that (i) Purchaser shall have no liability under Section 12.3(a) or Section 12.3(b) with respect to breaches of representations or warranties, or covenants to be performed prior to Closing with respect to any individual case of a Loss that is less than $ 10,000; (ii) Purchaser shall have no liability under Section 12.3(a) or Section 12.3(b) with respect to breaches of representations or warranties, or covenants to be performed prior to Closing unless the aggregate of all Losses arising under Section 12.2(a) and Section 12.2(b) with respect to breaches of representations or warranties, or covenants to be performed prior to Closing for which Purchaser would, but for this clause (ii), be liable exceeds $3,000,000 (in which event Purchaser shall be liable only for such Losses under Section 12.3(a) and Section 12.3(b) with respect to breaches of representations or warranties, or covenants to be performed prior to Closing that are in excess of such amount) and (iii) Purchaser’s aggregate liability under Section 12.3(a) and Section 12.3(b) with respect to breaches of representations or warranties, or covenants to be performed prior to Closing shall in no event exceed the Indemnity Cap. Notwithstanding the foregoing, the Indemnity Cap shall not apply with respect to any breach of the Fundamental Representations or Liabilities of Buyer under Section 12.3(b) with respect to covenants to be performed at or after the Closing or Section 12.2(c) or 12.2(d).

12.4 Procedures Relating to Indemnification for Third Party Claims.

(a) In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third-party against the Indemnified Party (a “Third-Party Claim”), such Indemnified Party must provide the Indemnifying Party with a written notice thereof regarding the Third-Party Claim promptly and in any event within ten (10) Business Days after receipt by such Indemnified Party of written notice of the Third-Party Claim; provided, however, that failure to give such notification shall not relieve the Indemnifying Party from any obligation to provide indemnification hereunder, except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure (except that the Indemnifying Party shall not be liable for any expense incurred during the period in which the Indemnified Party failed to give such notice).

(b) If a Third-Party Claim is made against an Indemnified Party, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party; provided, however, that any such assumption of the defense by the Indemnifying Party shall constitute an acknowledgement and acceptance by the Indemnifying Party of its obligation to indemnify the Indemnified Party for all Losses arising out of such Third-Party Claim. If the Third-Party Claim includes allegations for which the Indemnifying Party both would and would not be obligated to indemnify the Indemnified Party, the Indemnifying Party and the Indemnified Party shall in that case jointly assume the defense thereof. Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnifying Party will not be liable to the Indemnified Party for legal fees and expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that if in the written opinion of counsel to the Indemnified Party a conflict of interest exists in respect of such claim, the Indemnified Party shall have the right to employ separate counsel to represent the Indemnified Party and in that event the legal fees and expenses subsequently incurred by the Indemnified Party in connection with the defense thereof shall be paid by the Indemnifying Party. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and, at its own expense (except as otherwise provided in the preceding sentence), to employ counsel reasonably acceptable to the Indemnifying Party, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of the Third Party Claim (other than during any period in which the Indemnified Party shall have failed to give notice of the Third-Party Claim as provided above).

(c) If the Indemnifying Party chooses to defend or participate in the defense of any Third-Party Claim, the Indemnified Party and Purchaser and Seller (as applicable) shall cooperate in the defense. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third-Party Claim, and making officers, directors, employees and agents of the Indemnified Party and Purchaser and Seller (as applicable) available on a mutually convenient basis to provide information, testimony at depositions, hearings or trials, and such other assistance as may be reasonably requested by the Indemnifying Party. Whether or not the Indemnifying Party shall have assumed the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld or delayed). The Indemnifying Party shall not admit any liability with respect to, or settle, compromise or discharge any Third-Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed); provided, however, that the Indemnified Party shall consent to any settlement or compromise if the sole relief (other than confidentiality obligations related to such settlement or compromise) provided is monetary damages that are paid in full by the Indemnifying Party and that releases the Indemnified Party completely in connection with such Third-Party Claim.

12.5 Procedures Relating to Indemnification of Non-Third Party Claims. In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand that is not a Third-Party Claim, such Indemnified Party must provide the Indemnifying Party with a written notice thereof (a “Claim Notice”). The Claim Notice shall set forth the amount, if known, or, if not known, an estimate of the foreseeable maximum amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a reasonably detailed description of the basis for such claim. The Indemnifying Party will have forty-five (45) days from receipt of such Claim Notice to dispute the claim and will reasonably cooperate and assist the Indemnified Party in determining the validity of the claim for indemnification. If the Indemnifying Party does not give notice to the Indemnified Party that it disputes such claim (which such dispute notice shall set forth in reasonable detail the reasons for such dispute) within forty-five (45) days after its receipt of the Claim Notice, the claim specified in such Claim Notice shall be conclusively deemed a Loss subject to indemnification hereunder.

12.6 Adjustments to Losses. Subject to the terms and conditions of this Article XII, following the Closing:

(a) The amount of any Loss for which indemnification is provided under this Article XII shall be net of any amounts (i) actually recovered or (ii) that are covered by, and recoverable, on a commercially reasonable basis, by the Indemnified Party under insurance policies in effect and applicable to such Loss (excluding self-insurance). If, following the receipt by any Indemnified Party of any indemnity payment hereunder, such Indemnified Party shall receive any insurance recovery or indemnity payment from a third party in respect of the same underlying Losses, the Indemnified Party shall reimburse the Indemnifying Party hereunder to the extent of such insurance recovery or third-party indemnity payment.

(b) In addition, in calculating the amount of any Losses, there shall be deducted an amount equal to any net Tax benefit actually realized (including the utilization of a Tax loss or Tax credit carried forward) as a result of such Losses by the Indemnifying Party claiming such Losses, and there shall be added an amount equal to any Tax imposed on the receipt of any indemnity payment with respect thereto. The amount of a net Tax benefit shall be the present value of the Tax benefit as of the date of any indemnification payment (using the interest rate calculation of Section 6621(a)(2) of the Code and assuming the Indemnified Party has sufficient Taxable income or other Tax attributes to permit the utilization of such Tax benefit at the earliest possible time) multiplied by (i) the combined effective Federal and state corporate tax rates in effect at the time of the indemnity payment or (ii) in the case of a credit, 100 percent.

(c) Purchaser and Seller shall cooperate with each other with respect to resolving any Liability or minimizing Losses with respect to which either Party is obligated to indemnify an Indemnified Party hereunder, including by making commercially reasonable efforts to resolve, mitigate or minimize any such Liability or Loss.

(d) The indemnities herein are intended solely for the benefit of the Persons expressly identified in this Article XII (and their permitted successors and assigns) and are in no way intended to, nor shall they, constitute an agreement for the benefit of, or be enforceable by, any other Person.

12.7 No Punitive Damages. Except for Losses recovered by a third party under a Third Party Claim for which indemnification is sought pursuant to this Article XII, each Party agrees that it will not seek, nor shall it or any other Indemnified Party be entitled to receive, punitive, consequential, special, incidental or indirect damages, including lost profits or lost revenues, as to any matter under, relating to or arising out of the Transaction Documents or the Transactions, and that, in particular, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology will be used in calculating the amount of any Losses.

12.8 Termination of Indemnification. The obligations to indemnify and hold harmless an Indemnified Party pursuant to Section 12.2(a) and Section 12.3(a) shall terminate when the applicable representation or warranty terminates pursuant to Section 12.1; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any specific matter as to which the Person to be indemnified (or its Representative) shall have, before the expiration of the applicable period, previously made a claim by delivering a written notice delivered in accordance with this Article XII to the Indemnifying Party.

12.9 Sole and Exclusive Remedy. From and after the Closing, except for any additional legal remedies undertaken in respect of claims based on fraud on the part of an Indemnifying Party or any rights to pursue claims for injunctive or other equitable relief, the rights and remedies of the Seller Indemnified Parties and the Purchaser Indemnified Parties under this Article XII are exclusive and in lieu of any and all other rights and remedies that any Seller Indemnified Party or Purchaser Indemnified Party may have under this Agreement or with respect to any matter or Losses described in Section 12.2(a) or 12.2(b) or in Section 12.3(a) or 12.3(b), and Purchaser and Seller each hereby expressly waives any and all other rights or remedies that may arise under applicable Law thereunder or with respect thereto.

ARTICLE XIII

TERMINATION

13.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) By mutual written consent of Seller and Purchaser;

(b) By Purchaser, on the one hand, or Seller, on the other hand:

(i) if a court of competent jurisdiction or other Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions and such Order or other action shall have become final and nonappealable; or

(ii) if the Closing shall not have occurred prior to May 2, 2012 (the “Termination Date”); provided, however that the right to terminate this Agreement under this Section 13.1(b)(ii) shall not be available to any Party whose failure to fulfill materially any covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) By Purchaser prior to the Closing, by written notice to Seller, if both (i) a representation or warranty of Seller set forth in this Agreement shall be untrue or there has been a material breach of covenant on the part of Seller, in each case such that the conditions specified in Section 9.1 or Section 9.2 would not be satisfied at the Closing (a “Terminating Seller Breach”), and (ii) such Terminating Seller Breach is not curable, or if curable, is not cured within twenty (20) Business Days after written notice of such Terminating Seller Breach is given to Seller by Purchaser; and

(d) By Seller prior to the Closing, by written notice to Purchaser, if both (i) a representation or warranty of Purchaser set forth in this Agreement shall be untrue or there has been a material breach of covenant on the part of Purchaser, in each case such that the conditions specified in Section 10.1 or Section 10.2 would not be satisfied at the Closing (a “Terminating Purchaser Breach”), and (ii) such Terminating Purchaser Breach is not curable, or if curable, is not cured within twenty (20) Business Days after written notice of such Terminating Purchaser Breach is given by Seller to Purchaser.

13.2 Effect of Termination.

(a) In the event of termination of this Agreement as permitted by Section 13.1, subject to the following sentence, this Agreement shall become void and of no further force and effect, except (i) Seller shall, not later than ten (10) Business Days after the effective date of such termination, pay a termination fee by wire transfer of immediately available funds to Purchaser in an amount equal to $20,000,000 (the “Termination Fee”), and (ii) the following provisions shall survive and remain in full force and effect: Section 8.5, this Article XIII, and Article XIV. Notwithstanding the foregoing, if at the time the Termination Fee otherwise would be payable under the preceding sentence either Party has commenced a legal proceeding against the other Party that seeks to cause the other Party to specifically perform its obligations under this Agreement and consummate the Transactions, (i) the obligation to pay the Termination Fee shall be suspended until such legal proceeding has been fully and finally resolved, and (ii) no Termination Fee shall be payable under this Agreement if as a consequence of such legal proceeding the Parties complete the Transactions.

(b) If this Agreement is terminated as provided herein, neither Party shall have any Liability or further obligation to the other Party under the terms of this Agreement, except (x) as provided in Section 13.2(a), and (y) with respect to any Liabilities or Losses arising out of or from any actual fraud or willful breach by a Party with respect to any of its representations, warranties, covenants or other agreements contained in this Agreement, in which case any and all remedies available to the other Party either in Law or equity (including specific performance) shall be preserved and survive the termination of this Agreement.

(c) Each Party agrees that the Termination Fee is not intended to be the sole and exclusive remedy of either Party against the other Party in the event of a termination of this Agreement, and the Termination Fee shall in no way no way prejudice the right of either Party to exercise any remedies against the other Party to the extent permitted under Section 13.2(b). The Parties acknowledge that the agreements contained in this Section 13.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement.

ARTICLE XIV

ADDITIONAL AGREEMENTS

14.1 Expenses. Except as otherwise provided herein, each of the Parties shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions of this Agreement and the consummation of the Transactions, including any amendments or revisions hereto. If any Party brings an action or suit against any other Party hereunder by reason of any breach of any of the covenants, agreements or provisions in this Agreement before the Closing Date, the prevailing Party shall be entitled to have and recover of and from the other Party all costs and expenses of the action or suit, including reasonable attorneys’ fees.

14.2 Transfer Taxes. Each of Purchaser and Seller shall pay fifty percent (50%) of any transfer taxes arising in connection with the Transactions.

14.3 Entire Agreement; Amendment. This Agreement, the other Transaction Documents and the Non-Disclosure Agreement, together with any schedules, exhibits or annexes hereto and thereto, set forth the entire understanding of the Parties with respect to the Transactions. Any and all other previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are hereby released, merged herein and superseded by this Agreement. Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth in this Agreement, the other Transaction Documents and the Non-Disclosure Agreement. This Agreement shall not be amended except by a written instrument duly executed by each of the Parties.

14.4 Assignment and Binding Effect. This Agreement may not be assigned by any Party without the prior written consent of the other Party hereto and any purported assignment in violation of the terms of this Section 14.4 shall be null and void ab initio.

14.5 Waiver. Any term or provision of this Agreement may be waived at anytime by the Party entitled to the benefit thereof by a written instrument duly executed by such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

14.6 Notices. Any notice, request, demand, waiver, consent, approval, or other communication which is required or permitted to be given to any Party hereunder shall be in writing and shall be deemed given when received only if delivered to such Party personally or sent to such Party by overnight courier or by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon prepaid, in each case addressed to the Party at its address set forth below:

(a) To Seller:

c/o Health Net, Inc.

21650 Oxnard Street

Woodland Hills, CA 91367

Attn: Chief Operating Officer

Facsimile: (818) 676-8446

with a copy to (which does not constitute notice):

c/o Health Net, Inc.

21650 Oxnard Street

Woodland Hills, CA 91367

Attn: General Counsel

with a copy to (which does not constitute notice):

Crowell & Moring LLP

1001 Pennsylvania Avenue, NW

Washington, DC 20004-2595

Attention: James R. Stuart, III

Facsimile: (202) 628-5116

Email: jstuart@crowell.com

(b) To Purchaser:

CVS Caremark Corporation

9501 East Shea Blvd. MC 028

Scottsdale, Arizona 85260

Attention: EVP Medicare Part D

Facsimile: (480) 661-3090

with a copy to (which does not constitute notice):

CVS Caremark Corporation

One CVS Drive

Woonsocket, Rhode Island 0895

Attention: Chief Legal Officer

Facsimile: (401) 770-3663

(c) To such other address or person as any Party may have specified in a notice duly given to the other Party as provided herein. Such notice, request, demand, waiver, consent, approval or other communication shall be deemed to have been given as of the date so delivered.

14.7 Severability. If any provision of this Agreement, or the application thereof to any Person or any circumstance or in any jurisdiction, is held to be invalid or unenforceable by a court of competent jurisdiction, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, to the greatest extent as would be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (ii) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

14.8 Governing Law. This Agreement shall be governed by the Laws of the State of New York applicable to Contracts to be performed wholly within the state and without regard to its conflict of Law principles to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

14.9 Third Party Beneficiary; No Benefit To Others. This Agreement is binding upon, and shall inure to benefit of, Purchaser and Seller and their respective successors and permitted assigns. Except in the case of Indemnified Parties as provided in Article XII, this Agreement is for the sole benefit of the Parties and their permitted assigns, and nothing herein expressed or implied shall give or be construed to give to any other Person any legal or equitable rights, remedy or claim hereunder.

14.10 Interpretation. The headings contained in this Agreement, in any Exhibit or Schedule and in the table of contents to this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Except when the context otherwise requires, references to Sections, Articles, Exhibits or Schedules refer to Sections, Articles, Exhibits or Schedules of this Agreement. Whenever used in this Agreement, a singular number shall include the plural and a plural the singular. Pronouns of one gender shall include all genders. The words “hereof,” “herein,” and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including,” “included,” “such as,” or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements and shall be deemed to be followed by the words “without limitation.” References to “dollars” or “$” are to U.S. dollars. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

14.11 Schedules and Exhibits. All Schedules and Exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement. The section number headings in the Schedules correspond to the section numbers in this Agreement. Any item disclosed on any one Schedule shall be considered a disclosure on any other Schedules or with regard to any other representation and warranty in this Agreement (notwithstanding the absence of a specific cross reference), so long as it is reasonably apparent that such disclosure is applicable to such other Schedules. The inclusion of any matter in any Schedule shall expressly not be deemed to constitute an admission by Seller or otherwise imply that any such matter is material, has a Seller Material Adverse Effect or constitutes a material adverse change or creates a measure for, or further defines the meaning of, materiality, material adverse change or Seller Material Adverse Effect and their correlative terms for the purposes of this Agreement. Certain matters disclosed in the Schedules are not believed to be material, and are not required to be disclosed pursuant to the terms of the representations and warranties in this Agreement. Such immaterial matters are disclosed for informational purposes only. No disclosure on any section of the Schedules relating to a possible breach or violation of any Contract or Law shall be construed as an admission or indication that a breach or violation exists or has actually occurred. Any capitalized term used in any Schedule or Exhibit, but not otherwise defined therein, shall have the meaning ascribed to such term in this Agreement.

14.12 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Party. A facsimile or PDF copy of the signature page hereof transmitted by a Party shall be effective to constitute the execution and delivery hereof by such Party.

14.13 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, PURCHASER AND SELLER HEREBY WAIVE, AND COVENANT THAT IT OR THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR ANY TRANSACTION DOCUMENT, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING OR WHETHER IN CONTRACT OR TORT OF OTHERWISE. THE PARTIES ACKNOWLEDGE THAT THEY HAVE BEEN INFORMED THAT THE PROVISIONS OF THIS SECTION 14.13 CONSTITUTE A MATERIAL INDUCEMENT UPON WHICH THE OTHER PARTY HAS RELIED, ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 14.13 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE OTHER PARTIES TO THE WAIVER OF THEIR RIGHTS TO TRIAL BY JURY.

14.14 Jurisdiction; Venue; Service Of Process. Except for any disputes relating to Closing Purchase Price adjustments covered by Section 4.3 (which shall be resolved pursuant to Section 4.3), each Party agrees that it will bring any action or proceeding in respect of any claim, suit, action or other proceeding arising out of or related to this Agreement or the Transactions, whether in tort or Contract or at law or in equity, exclusively in the United States District Court for the Southern District of New York, or if such claim, suit, action or proceeding may not be brought in such court for jurisdictional reasons, the Supreme Court of the State of New York, New York County (the “Chosen Court”). With respect to any such claim, suit, action or other proceeding, each Party hereby (a) irrevocably submits to the exclusive jurisdiction of the Chosen Court, (b) waives, to the fullest extent permitted by applicable Law, any objection to laying venue in the Chosen Court, and (c) waives any objection that the Chosen Court is an inconvenient forum or does not have personal jurisdiction over such Party. Each Party hereby consents to service of any process, summons, notice or document by U.S. registered mail at the applicable address to which notices are to be given pursuant to Section 14.6 and agrees that such service shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 14.14.

14.15 Construction. Purchaser and Seller agree that the terms and conditions of this Agreement and the other Transaction Documents are the result of negotiations between the Parties and that this Agreement and the other Transaction Documents shall not be construed in favor of or against any Party by reason of the extent to which any Party or its professionals participated in the preparation of this Agreement.

14.16 Bulk Sale. Each of the parties to this Agreement hereby waives compliance with any bulk sales or bulk transfer laws that are applicable in respect of the transactions contemplated by this Agreement.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the Parties, intending to be legally bound hereby, have duly executed this Asset Purchase Agreement on the date first above written.

HEALTH NET LIFE INSURANCE COMPANY

By:	/s/ Steven D. Tough
Steven D. Tough
Chief Executive Officer

PENNSYLVANIA LIFE INSURANCE COMPANY

By:	/s/ James G. Maritan
Name:	James G. Maritan
Title:	Vice President

Signature Page of Asset Purchase Agreement